

CATUITY

DELIVERING PROFITS AT THE POS

2004 Annual Report

CATUITY INC.
2004 ANNUAL REPORT
TABLE OF CONTENTS

Catuity Inc. a Delaware corporation is pleased to have shareholders in both the U.S. (on the NASDAQ Small Cap Market: CTTY) and Australia (on the Australian Stock Exchange: CAT). As a result of this broad stock ownership, this annual report includes information that may seem out of the ordinary for shareholders in one or the other of the countries. Catuity has tried to be as inclusive as possible in providing our shareholders an overview of 2004, while fulfilling the reporting requirements of both the U.S. Securities & Exchange Commission and the Australian Stock Exchange.

The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States (US GAAP).

Shareholder's Letter from Chairman and CEO

Dear Shareholder,

Catuity entered 2005 with a new management team, a new sales focus, a simplified technology platform and a renewed commitment to delivering innovation that makes our customers more profitable. We have made these difficult, but essential changes with the single-minded purpose of making Catuity profitable in 2006.

Please allow us to review those four fundamental shifts and what they mean for shareholders.

▶ New management team with the right experience.

On Sept. 27, 2004, the Board unanimously voted to hire Alfred H. (John) Racine III to lead our turnaround strategy. He has an intimate understanding of the payments and loyalty business in North America, has personal relationships with many important partners and knows our competitors. Moreover, he has 14 years of experience working in turnarounds, product launches, driving sales and in helping build small companies into sustainably profitable companies in the face of large competitors.

At that same time, we added a new independent director, Cliff Chapman. Cliff has recently completed the successful turnaround and recapitalization of MindSHIFT, a U.S.-based technology-outsourcing firm with circumstances and a business model that is very similar to Catuity's.

Our Chief Financial Officer, Jack Lowry, has taken more of a leadership role in many aspects of the company which enables our new CEO to focus externally with the full knowledge that solid controls, compliance, risk management procedures and contracting practices are consistently managed.

At the same time, our pending merger with Loyalty Magic Pty Ltd (which is discussed elsewhere in this report) will add to the depth of our team. Chris Leach has been managing director of Loyalty Magic and led the successful turnaround and transition of the company from a struggling software provider to a loyalty processor that we believe is well positioned for growth. We plan on adding Chris as a valuable member of the Catuity team following the close of the merger. Chris is a sales-focused executive who leads by example. He knows the Australian market intimately and has a talent for training and developing employees to their full potential. Investing in the skills and the development of our people is a cornerstone of our long-term strategy.

We are committed to building a deep management team that is focused on delivering a profitable company in 2006.

▶ We are focused on selling to the right customers.

For most of our history in the U.S. market, Catuity was focused on selling an emerging technology to conservative credit card issuing banks that took years to make decisions. While we had good reason to believe that our client, Visa USA, could drive the demand for our old product, those opportunities never developed.

Today, we are focused on delivering a loyalty and gift card solution to chain retailers, particularly those with $100 million to $1 billion in annual sales, and merchant acquirers who serve the small merchant market in North America. In 2005, Catuity is focused on selling the Catuity Advanced Loyalty System to clients who have the budget and are making buying decisions this year. We have chosen these markets for three simple reasons.

First, our product works best in the chain store environment, enabling their paper-based programs and, through our hosted solution, allowing our customers to focus on running their program – not on managing our technology.

Secondly, our highest priority retailers, pharmacies, home improvement stores and auto services companies, have made strategic decisions to use loyalty as a key way to differentiate from their largest competitors. These prospective clients do not have to be sold on the value of loyalty. They have decided it is a critical part of their strategy and are making a buying decision. Our focus is on identifying the 25-40 organizations that will make a buying decision in 2005

Finally, these primary markets lack the specialized competitors that define the landscape in other vertical markets of retail. That is not to say that we lack competition. Our sales prospects have plenty of choices for how they spend marketing budgets. When considering Catuity, their top alternative is often the decision to build and manage their technology and programs in-house. (We explore that issue elsewhere in this report.) We believe our hosted solution delivers a defined cost with a measurable return on investment, while allowing them to focus on delivering a unique loyalty and gift card program.

▶ Our simplified technology platform creates competitive advantage.

We believe that Catuity has one of the most scalable and flexible loyalty engines in our market. As we have said many times in sales meetings to prospective clients this year, our challenge as a company is to continually simplify how our customers use CALS to teach them how to get the most out of their investment in our hosted solution.

While proprietary intellectual property remains an important part of our strategy, it is not the driver behind our strategy. By example, Catuity is no longer dependent on a market – the emerging smart card world – where patents created advantage which then became the basis for costly litigation which paralyzed customers who were afraid to make buying decisions. Where opportunities are apparent, we will pursue, secure and enforce patents. In the meantime, there is a more proven path to competitive advantage. We are pursuing a strategy to deliver technology that is simple to use and easy to integrate. Our ambition is to back that up with a reputation for extraordinary customer support. This is our commitment to our clients and another cornerstone of our long-term strategy.

▶ Leveraging our reputation for innovation.

Catuity has a strong technology heritage dating back to our founding in Sydney, Australia. We created Transcard, one of the first transit and loyalty schemes. Those successes lead to the creation of one of the first true multi-application advances on a smart card. That success was leveraged into an exclusive relationship with Visa USA. Through the smart loyalty program, we gained visibility and a reputation for a highly visible and successful deployment to a leading U.S. retailer.

While smart card is no longer our primary focus, we are today leveraging our experience and reputation for chain retailers and small merchants served by merchant services companies. We have restructured our Sydney-based research and development team and retained our most experienced and knowledgeable developers. We are committed to partnering with other vendors to deliver innovative solutions to customers. That is a tradition that will not change and remains a cornerstone of our long-term strategy.

Our strategy is a proven one in the payments and the POS markets. We will leverage our position at the point of sale to add complementary products that create new revenue streams to be shared with our customers. If you will, think of the POS as valuable real estate. Today, we are selling loyalty and gift card to that position. Our plan is to add the range of products that are activated or transacted at the point of sale.

We will execute this strategy through both internal development that leverages our R&D team and through selected acquisitions. In both cases, we are focused on adding POS-delivered products and services that create revenue streams we will share with the retailer and the merchant services provider. Beyond providing those revenue-generating products, we also see opportunities in providing the services to support those products. Our goal, beyond 2006, is to create a company with diverse revenue streams that are vital to the profitability of our clients.

There is much hard work to be done in 2005. We appreciate your support and your patience. We share a commitment to building a company that has sustainable profitability.

Sincerely,





Duncan Mount
Non-Executive Chairman
Director
Catuity Inc.

Alfred H. (John) Racine III
President & CEO
Director
Catuity Inc.

In Jim Weiland's business, simplicity sells.

As chairman of Electronic Merchant Systems, his team has built one of the fastest growing merchant services companies in North America by delivering products that help retailers become more profitable. A few years ago, he saw the opportunity to grow by offering merchants a turnkey solution that helped them acquire and retain customers through easy-to-use gift card and loyalty programs.

"Just selling credit card processing wasn't enough. But when you show a merchant that you can help grow their business, then they aren't as likely to buy from my next competitor who walks through the door," said Weiland. "Once we sign up a customer for a loyalty program or a gift card, their retention rate goes up."

Since 2003, Cleveland-based EMS has depended on Catuity for its loyalty and gift card program. Making it simple for our clients to find, keep and profit from the right customers is what Catuity does.

Whether it is a C-store retailer who wants to use loyalty to sell more high grade gas and also get customers to walk past the pump into the store or a golf card designed to capture more of the leisure spend of customers, both have the same needs. They must offer more than the competitor that offers the same product – often at the same price. And they want the ability to understand and drive profitable behavior from their customers. In both cases, Catuity delivers the technology that drives their very different strategies.

Catuity Delivers New Revenues for Retailers

At Catuity, our success will be measured by our ability to help our clients be more profitable. In 2005, we redefined our focus with a simple phrase: Delivering Profits At the POS (Point of Sale). Today, that means delivering member-based loyalty, discount and promotional programs. It also means enabling gift card programs that operate on a closed loop network for our retailer clients, whether those are simple stored value cards or come bundled with loyalty features that make them more valuable to consumers.

Our strategy through 2006 is driven by two opportunities. The first is to leverage the expanding role of the point of sale – be it a stand-alone terminal or a traditional cash register – as a profit center. Catuity intends, either through internal development or acquisition, to broaden the range of transactional products for our retail clients or their payments processors to increase profitability at the point of sale. Our strategy is to tap into existing and growing markets for prepaid services, such as long-distance phone service, mobile service, internet services, such as music downloads; and branded gift card products that operate on existing payment networks. We plan to expand our capabilities to include some or more of these services by enabling a retailer or merchant to use their POS to swipe and activate the service. The business model is straight-forward: the merchant receives a fee for selling this product and we would share in that fee. This shares the risk with our client while making Catuity more valuable to their profit strategy.

The second way that we will expand is by adding more of the kinds of back-end services that our customer requires to support their POS strategy. In each case, these are services for which budgets exist. By example, to manage a loyalty program, a retailer needs more than technology at the point of sale. They also need a database management capability; card issuance; analytics and marketing services. These are capabilities we will add, again through a combination of internal development or acquisition. Each serves two purposes: they make Catuity more critical to the success of our clients and they also expand our operating margins through bundled pricing.

Loyalty Magic Acquisition is Next Step in our Strategy

Through our pending acquisition of Loyalty Magic Pty Ltd, we will be able to offer, in the second half of 2005, services such as database management and related marketing services. (For more information on Loyalty Magic and the acquisition, see other sections of this annual report.) We will be able to leverage Loyalty Magic's experience in handling proprietary customer information on more than two million customers who participate in the programs used by name brand Australian retailers. Equally important, the resources of the combined companies – including a stable balance sheet – will enable us to compete for new opportunities to drive our growth.

While the Loyalty Magic acquisition is an important part of our overall strategy, we stress that this single transaction alone will not complete our mission of delivering a profitable company in 2006. As we have said many times, acquisitions – especially in the U.S. – remain a critical part of our strategy to build the basis for a profitable company in 2006. We have been engaged in discussions with target companies that have established track records and customer bases that support our long-range strategy. In North America, and particularly in the U.S., our markets are defined by a few very large multi-billion dollar players and by scores of smaller companies who often are capital constrained, privately owned and looking for liquidity through a company such as Catuity. Our goal is to identify and merge with some of these companies to meet the objectives of expanding our product capability, our customer base and to create a company focused on delivering profits. We believe that our ability to finance and close the Loyalty Magic acquisition will be a positive and vital signal to potential U.S. merger partners that Catuity is delivering on its strategy. At present, Catuity has not finalized any such merger plans.

That said, Australia remains an important growth market and an operating hub for our ability to serve neighboring markets in Asia Pacific. We believe that Loyalty Magic is positioned for growth within Australia and neighboring New Zealand. Selectively, we expect to support clients as they move into new markets or we will enter new markets with partners. We believe that this model for expansion helps us better manage our risks and increases our potential for profitable operations in new markets.

We have no shortage of opportunities. But success requires the discipline to make smart choices about how to invest our resources. The Board of Directors is very active in monitoring our progress, setting goals for the company and taking a hands-on approach to the development of our strategy. The strategy, the fundamentals of our business, our risk factors and our opportunities are defined in detail in this annual report. We strongly encourage you to read the entire report.


RECEIVED
MAY 1 3 2005

Catuity's Business

Introduction

Catuity provides technology-based solutions to retailers that are designed to increase the profit they receive from their customers at the Point of Sale (POS). Today, the Company sells a hosted, ASP-based system[1] that enables the processing of member-based loyalty programs and which can deliver customized discounts, promotions, rewards and points-based programs which are designed to help retailers find, keep and profit from their best customers. The Company also enables gift card solutions. In late 2004, the Company introduced the first version of its new platform, the Catuity Advanced Loyalty System (CALS). The system enables robust and highly customizable programs which work on a retailer's payments terminals, Electronic Cash Register and on their internal store networks. Catuity also offers IT services to retailers to support their POS systems maintenance and custom development needs for both the deployment of our technology solution and those of third parties which also touch the point of sale.

In 2004, Catuity underwent a significant change in its business strategy following the decision of Target Corporation to stop issuing smart cards to its customers that hold their Target-Visa co-branded credit card. This resulted in the eventual shutdown of the Visa Smart Rewards Platform that Visa USA had been developing for smart card usage in the United States and which utilized Catuity's older smart loyalty software. This had a profound effect on the near-term use of smart cards in the United States and resulted in Catuity adopting a change in its business strategy. In 2004, Visa represented 75% of Catuity's revenue while Target represented 11%. That revenue ended in the third quarter of 2004. The Company has no expectation that either Visa USA or Target Corp. will be a significant customer going forward.

To meet the changing conditions of its market, the Company's Board of Directors adopted a strategy which:

- Drove the release of the new CALS system to meet the changing technology requirements of the U.S. and Canadian markets
- Refocused the sales efforts on tier two chain retailers, especially pharmacies, home improvement stores and auto services, where the capabilities of CALS have a demonstrable return on investment
- Developed a sales channel through merchant services, acquirers and processors who serve the more than two million smaller, individual merchants which are too small to be serviced directly through Catuity's sales model.
- Shifted the Company's technology team from pure research and development to being largely focused on client deployments and services around a hosted solution, rather than the traditional installed software business where the Company had found its initial success in the U.S.
- Leverages the Company's experience with the aim of offering a managed gift card solution in Australia by the second half of 2005 to meet the growing interest by retailers of all sizes.
- Selectively explore projects and opportunities in which the Company leverages its technology and operational understanding of loyalty and gift card programs with partners who offer other strengths.

In the U.S. and Canada, the Company is targeting a large middle tier of retailers who favor a hosted solution and who, for competitive reasons, have a need to offer loyalty and gift card solutions to compete against the national branded chains, while differentiating them from their smaller, local rivals.

Industry Summary

Catuity competes in the loyalty market within the retail industry at the intersection of three significant and positive trends in retailing: upgrades of POS systems; rising gift card usage; and the growing budgets of retailers to enhance sales by driving loyalty among new and prospective customers.

POS Spending by Retailers: The Catuity Advanced Loyalty System works by installing a proprietary application at the point of sale inside a retailer or merchant's stores. As might be expected, retailers are cautious about changes which affect their ability to accept payment. As such, Catuity gives priority to sales prospects which have already decided to upgrade their POS systems, be it in hardware, software or both. Therefore, Catuity may benefit when a POS upgrade is already anticipated because it has the potential to shorten the sales and deployment cycles. Numerous surveys and industry experts have reported that chain retailers are continuing to aggressively upgrade their point of sale systems, a trend first triggered by Y2K compliance concerns. In the 23rd Annual Survey of Retail Information Technology trends, Chain Store Age (www.chainstoreage.com) magazine found that 25.2% of the IT budgets were

[1] Application Service Provider- a third-party entity that manages and distributes software-based services and solutions to customers across a wide area network from a central data center.

allocated for POS hardware and software in 2004. The survey, published in the November 2004 issue of the magazine, found that the average retailers IT budget was $17.7 million last year. The survey suggests that with an average expenditure of $4.46 million, that POS was the single greatest priority for retailers who took part in the national survey. The survey was based on interviews with leading executives at 121 North American retailers whose combined sales were valued at nearly $250 billion. Equally significant, Catuity's target market of tier two chain stores, those with sales of $100 million to $1 billion a year spent the largest portion of their technology budgets on POS needs, with 91.9% saying it was a top priority. That compares to 86.2% of all participants in the survey. Generally speaking, the lifecycle of POS upgrades continues to shorten. Except in extraordinary circumstances, hardware is replaced in a 5-7 cycle at a typical chain store retailer, while software applications are replaced more quickly based on advancements and new functionality. In a separate study released in March 2005, independent chain retailer research firm IHL Services (www.ihlservices.com) reported that retailers spent $6.5 billion on POS hardware, software and services last year for PC-based checkout systems. Catuity targets these types of retailers through its direct sales effort.

Gift Card Usage Trends: In the past decade, stored value cards have become one of the most sought after SKUs (stock keeping units) at a retailer. Gift cards are viewed as a key customer acquisition tool since they are typically purchased by a friend or relative and given to a potential shopper in lieu of cash. In fact, Deloitte & Touche (www.deloitte.com) found in a late 2004 study that gift cards were now the No. 1 gift with 64% of shoppers choosing receiving a gift card as their preferred gift. At the same time, Deloitte reported that consumers now favor gift cards over cash by a two-to-one measure. For retailers, gift cards have become vital to their success during the active Christmas holiday season and throughout the year. In its annual year-end survey of 7,349 consumers, the National Retail Federation (www.nrf.org) found that consumers would spend an average of $80.45 per card, representing $17.3 billion in value during the 2004 holiday season. That accounts for 11.5% of total holiday spending in the U.S. Gift cards are not just a seasonal business. They are a year-round part of the strategy of retailers and a key profit center. Tower Group (www.towergroup.com), a research firm specializing in payments and other transaction driven industries, estimates that consumers put $45 billion in value on stored value cards in 2003, the last year for which data was available. Tower forecasts that the market size in the U.S. alone will reach $90 billion by 2007. The Company currently delivers magnetic stripe gift cards, through an older version of our loyalty software, to chain retailers through its direct sales effort and small retailers with one to 25 locations, through re-sellers, such as our clients KESM and EMS.

Retailers Emphasize Loyalty in Growth Strategy: Since Catuity entered the North American market in 2000, loyalty has evolved from an emerging strategy to an established practice and budgeted expenditure for retailers. Estimates of the size of the loyalty market vary widely and are often interchanged with estimates of the customer relationship management (CRM) market in North America reaching up to $85 billion. These estimates can include everything from direct marketing, branding and call center support to technology spending. Catuity defines our services to enable loyalty as the application, creation and management of the individual profile created when a customer joins a membership or reward program; and the transactional support necessary to make a loyalty program work seamlessly at the point of sale. Today, this does not include full-service database management, direct mail support, web-related services and full service analytics. These are capabilities that the Company expects to add through new development and acquisition. We would note that our pending acquisition of Loyalty Magic Pty Ltd will increase our in-house ability to manage databases on behalf of clients. Additionally, Loyalty Magic includes some key functional capabilities, including, but not limited to, interfaces with kiosks and e-commerce platforms. For more information on the announced merger, please see the Subsequent Events section on page 33.

For the services that we offer today, merchants (those with one to 25 locations) spend an average of $625-850 annually per store on basic loyalty programs. These fees are often charged in the form of a flat monthly subscription service for a turnkey program. While Catuity targets this market through resellers, such as merchant services providers, we believe there is a potential market of at least 1.2 million small merchants – about one in four of the total market – in North America who do not yet have a loyalty or gift card solution. Using the lowest estimates for each, we believe that the small merchant market will spend at least $750 million on loyalty and gift card solutions annually. As Catuity expands our sales focus beyond our core market, the size of our opportunity will increase.

By the same measure, chain store retailers, which Catuity targets through direct sales, spend an average of $3,700 to $6,900 per store annually for the services which we sell to support loyalty and gift card solutions. The 411 retailers in three market segments that we have targeted represent at least 55,000 locations in North America. Again, using the minimum numbers, Catuity believes that our target market has a minimum potential value of $2.035 billion annually.

In total, our combined target markets for the products and services that we sell today are valued at $2.785 billion.

Business Segments

Catuity conducts all of its business in a single business segment – providing loyalty technology and related services to retailers and their processor partners. During Catuity's last three fiscal years, its revenue by type of product or service has been as shown below:

Revenue Type	2004 Amount	2004 %	2003 Amount	2003 %	2002 Amount	2002 %
Software Development	$248,379	33%	$2,323,441	47%	$1,666,890	56%
Services	467,533	62%	902,222	18%	1,258,996	42%
License	43,200	5%	1,756,725	35%	45,788	2%
Total Revenue	$759,112	100%	$4,982,388	100%	$2,971,674	100%

In 2004, Catuity underwent a major shift in business focus which directly impacted our full year results. In the first quarter of 2004, the Company learned that Target Corporation, was discontinuing its use of smart cards. As a result, Visa USA determined that it would discontinue the development of its Smart Visa Rewards Platform and phase out the platform's operations during 2004. Catuity's loyalty software was a key component of the platform and Visa-Target represented the vast majority of the Company's revenue. The Company then embarked on an extensive effort to replace its existing technology with the new Catuity Advanced Loyalty System, or CALS. That system was designed to be architecturally flexible to meet the changing needs of clients and prospects. The first version of that technology was announced in the third quarter of 2004 and consumed substantially all of the internal technology resources of the Company. Late in the third quarter of 2004, the Board of Directors named a new CEO, who embarked on an internal restructuring of the efforts and focus of the sales team and a reduction in the size of the technology team. These changes were implemented during the fourth quarter of 2004. During the Company's refocusing efforts in 2004, the Company made limited progress in pursuing, managing and closing new sales.

Our Products and Services

Most retailers are interested in achieving one or more of the following from their loyalty and reward programs:

- increasing basket lift (giving customers reasons to buy a higher value of products)
- improving gross margin (giving customers reasons to buy higher margin products)
- increasing customer purchase frequency (driving customers back to the store more often)
- and/or increasing customer response rates

Our loyalty technology, CALS, provides the capabilities retailers need to achieve these goals via:

- Launching and Managing Membership-Based Programs
- Managing Points-Based Programs
- Delivering More Targeted Discounts
- Offering Unique Gift Card Programs (June 2005)

Because CALS requires integration to a client's point of sale system, Catuity offers traditional IT services to retailers. While our primary focus is on serving the needs of clients in relation to a planned deployment of our system in their chain of stores, Catuity will actively seek contract work to manage projects for retailers. Industry research firm IHL Services reports that maintenance and development of existing retail systems represents more than half of the average chain retailer's IT budget for projects ranging from

installation of new POS software systems to upgrades of hardware and the addition of new technologies. In 2005, examples of leading types of projects, according to researchers, include the installation of in-store kiosk systems which are linked to the POS; the addition of RFID-reader systems and the addition of specialized check readers to comply with the new U.S. check truncation laws. Catuity does not maintain a bench of consultants or technologists to manage such projects. However, the Company has established relationships with companies and teams of experienced technologists which it can contract with to provide these services.

Competition

Catuity Inc. is focused on enabling loyalty and gift card programs in the U.S. and Canada where demand is high and customers consider loyalty to be an established part of their growth strategies. In North America, as in other predominantly English-speaking markets globally, budgets for loyalty are established – not emerging – but are not considered mature. Catuity's prospects do not lack options in how they choose to spend their budgets to acquire, retain and upsell their customer relationships. We have found that they make one of three financial and strategic choices in executing their loyalty strategy. These are:

- **In-House Solution**: Retailers, especially the largest, often seek competitive advantage by custom development of proprietary in-house solutions. This is generally done in conjunction with loyalty consultancies, database service firms and IT service firms. This is not a primary market for Catuity due to the typically lengthy and complex sales cycle and the strict financial requirements placed on the provider, which tend to exclude smaller companies. While Catuity does not actively target tier one retailers or custom installation projects, we will provide this option at the request of our core customers.
- **Hosted Solution**: Retailers, especially the tier two chain retailers targeted by Catuity, favor a turnkey hosted solution which enables them to minimize capital investment; avoid the need for large, specialized IT; and reduce the risks associated with complex integration, deployment and upgrades. This market typically prefers a hosted solution which allows them to customize their programs – not their technology – to be aligned with the retailers' merchandising and branding strategy. Many players, including payments processors, gift card solutions providers and marketing services firms are generally focused by vertical market.
- **Program-Based Solution**: Retailers actively participate in promotional programs which are generally designed to drive a single type of customer behavior, such as new account acquisition or customer retention, or target the sale of specific products. These programs are generally attractive because they have a defined cost; require little to no technology adoption and require no complex back-end technology to manage beyond a specific promotion. Catuity does not compete in this market.

Our ability to be successful depends on many factors, including:

- Our ability to establish a clear business case that is aligned with the strategy of our client and which has a clearly defined return on investment.
- Our ability to successfully market the features of our product and to continually make it easier for our clients to use.
- Our ability to continually expand our reputation and credibility in our markets and to differentiate Catuity from the many competitive alternatives.
- Our ability to leverage marquee client relationships to establish a more visible presence in the U.S. and Canada.
- Our ability to execute on schedule and on budget and to consistently exceed our customers' ongoing service requirements.

While Catuity is focused on a new market in 2005, we believe that our reputation for innovation and delivery on behalf of Visa USA and Target Corporation, provide a foundation for our growth plans. CALS is a robust and flexible platform which enables our customers to create, manage and measure the success of their proprietary loyalty programs.

Research and Development

Catuity's product development efforts in 2004 were primarily focused on completing the first release of its new generation loyalty platform – CALS. The Company has enhanced existing functionality while constantly striving to make the system easier to use. In 2005, the Company will enhance the management reporting capabilities of the system; complete the build out of its new gift card module and establish a series of new, embedded analytical features which make it easier for clients to track the success of their loyalty programs. In the North American market, CALS replaces the Company's older smart loyalty platform which was used primarily for smart card-based loyalty. While the Company continues to support existing customers who use the smart loyalty platform, Catuity is not actively marketing the system because of its limitations in the U.S. market. The smart loyalty platform is designed to meet the

Europay-MasterCard-Visa (EMV) requirements in Europe, Asia-Pacific, South America and other regions. The Company has previously announced that it may sell the smart loyalty system and/or the associated patent portfolio.

In 2004, Catuity devoted a substantial portion of its development team's time to the development of CALS. The first release of the CALS software was completed in late 2004. Internal development costs in 2004 were approximately (USD) $1,280,000. During 2004, and particularly after the completion of release 1.0 of CALS, the Company significantly reduced the size of its development team based in Sydney, Australia. The Company has retained the most experienced developers on its staff to continue to enhance CALS and provide deployment and technical support to customers.

Intellectual Property

Catuity respects the intellectual property rights of others and we expect others to respect our rights. Patents protect the rights of innovators and allow them to be rewarded for their innovation. Without protection for the reward from innovation, far less research and development would be undertaken.

We file patent applications to protect our innovations and to protect the business from legal action by others. Patents also provide recognition for our innovations, demonstrate our capabilities, and reflect the expertise of our employees. We see patents as part of our marketing strategy as they help convince others that we are indeed specialists in our field.

Catuity believes its patents are of significant value and as part of its agreements with licensees, Catuity grants rights to use the innovations described in its patents.

Catuity has been issued three patents related to the efficient storage and management of multiple applications in offline consumer devices and the systems to manage the applications, customer devices and terminals. This patent "family" has a priority date of 1 April 1998 and includes:

Country	Patent Number
United States	6,449,684
United States	6,532,518
Australia	755,388

Patent applications are pending in the European Union, Japan and Brazil.

Catuity has also been issued two patents, with a priority date of 22 February 1999, which relate to the use of the Catuity System over the Internet and with traditional point of sale devices. It covers our system for managing and updating data on customer devices that are supported and controlled by a host system integrated to any number of offline and online terminals. The patent covers the operation of interactive programs and transactions that use terminals ranging from POS terminals to the Internet. This patent "family" includes:

Country	Patent Number
Australia	746,867
New Zealand	513,678

In February 2005 we were notified that our patent application for use of the Catuity System over the Internet and with traditional point of sale devices has been allowed by the European Patent Office. This patent must be translated into German and French before it is nationalized in many European countries. It is expected to be issued in numerous European countries in the first half of 2005.

This patent is also pending in Canada and Japan.

Sales Backlog and Pipeline

As of December 31, 2004, the Company had signed agreements with customers that will result in committed revenue of approximately $100,000 in 2005. At December 31, 2003, the Company had approximately $600,000 of revenue related to signed agreements and projects in progress. As previously disclosed, the Company is not currently forecasting revenue in 2005 from announced contracts with Maritz, a leading loyalty solutions provider, Certegy, one of the largest credit card and retailer payment service companies in North America, and EDS, a global IT service firm. At the date of this filing, the Company has a defined prospect base of approximately 411 chain retailers in its three designated markets. Our business objective remains to identify the 25-40 true prospects from that database which will make a buying decision in 2005. The Company has an executed exclusive letter of intent with a new partner and is currently finalizing the deployment plan and final contract terms. This partner provides customer acquisition and retention programs to more than 50,000 small merchants through more than 400 local coalition partners.

Revenue and Assets by Geographic Location

During the three years ended December 31, 2004, 2003 and 2002, 100% of our revenues were derived in the United States.
The Company's assets are located at its headquarters in Detroit, Michigan and its product development facility in Sydney, Australia.

Employees and Facilities

As of January 31, 2005, we had 10 full time employees, comprised of six in the U.S. and four in Australia. We expect the number of full time employees in the U.S. to increase in 2005 in the areas of sales & marketing and customer service. None of our employees is represented by a collective bargaining agreement. We consider our relations with our employees to be very good. Our corporate headquarters is located in Detroit, Michigan. Our research and product development facility is in Sydney, Australia. We have no other foreign operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is a summary of the consolidated operating results of Catuity Inc. and contains forward looking statements based upon current expectations that involve risks and uncertainties. The Company's actual results and the timing of certain events could differ materially from those anticipated in these forward looking statements.

Catuity's Business

Catuity provides technology-based solutions to retailers that are designed to increase the profit they receive from their customers at the Point of Sale (POS). Today, the Company sells a hosted, ASP-based system[2] that enables the processing of member-based loyalty programs and which can deliver customized discounts, promotions, rewards and points-based programs which are designed to help retailers find, keep and profit from their best customers. The Company also enables gift card solutions. In late 2004, the Company introduced the first version of its new platform, the Catuity Advanced Loyalty System (CALS). The system enables robust and highly customizable programs which work on a retailer's payments terminals, Electronic Cash Register and on their internal store networks. Catuity also offers IT services to retailers to support their POS systems maintenance and custom development needs for both the deployment of our technology solution and those of third parties which also touch the point of sale.

Overview of Significant Activities

2004 was a year of significant change for Catuity. As we have reported throughout 2004, in late February, Target Corporation decided to discontinue its issuance of smart cards and phase out of its participation in the Visa Smart Rewards platform. Catuity's loyalty software was one of the principal drivers of the Smart Rewards program that had been, and was being, developed by Visa for retailers. Target's decision resulted in Visa ceasing operation of the Smart Rewards program in October 2004. In addition, Target's decision to discontinue issuing smart cards signaled to the U.S. retail and credit card industries that the much anticipated growth in the use of smart cards in the United States was going to be much longer in arriving than had been expected.

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[2] Application Service Provider- a third-party entity that manages and distributes software-based services and solutions to customers across a wide area network from a central data center.

As a result of this significant development, management determined it was necessary to substantially revise its corporate strategy away from the smart card market and began work on a new strategic plan in March 2004. Prior to the Target Corporation decision, the Company had focused its efforts on licensing its smart card based loyalty software to large retailers in North America. From its strategic planning efforts, the Company determined that its business focus should be on providing a hosted or customized software solution for tier two chain retailers (and their partners) and on providing services to retailers, merchant service providers, and POS equipment manufacturers for their needs at the point of sale. As a result, the Company's market focus is on tier two retailers with approximately 50 to 250 stores, and in particular, pharmacy chains, home improvement, auto services and other chain retailers looking to improve customer retention, add new customers, and increase each customer's average spend amount.

The Company also determined that it needed to become active in the mergers and acquisitions market as a means to provide growth in as short a period of time as possible. As a result, in the middle of 2004, the Company began an active effort to identify companies that would represent an appropriate business fit with Catuity's business, provide positive cash-flow, and profits from their operations. On March 17, 2005, the Company announced an agreement to purchase all of the outstanding shares of Loyalty Magic Pty. Ltd., an Australian company located in Melbourne for A$5.5 million ($4.35 million USD based on the foreign exchange rate in effect on the day before the announcement of the agreement). This represents a significant step in the Company's turnaround plan toward profitability. Loyalty Magic was both cashflow positive and profitable in its fiscal year ended June 30, 2004 and expects continued growth in 2005 and beyond. Of the A$5.5 million purchase price, which excludes acquisition related costs, 35% will be issued in new Catuity shares with the remainder to be paid in cash. Loyalty Magic's management team and its largest shareholder, A&B Venture Fund Company Pty Ltd., will hold the majority of the shares. Catuity will undertake a capital raising, anticipated to be approximately A$6 million (or approximately $4.74 million USD), in order to pay the cash portion of the transaction and to provide increased working capital. The combined company will have a 40-person team serving existing customers in Australia, New Zealand, and North America. The acquisition of Loyalty Magic and associated capital raise, which is subject to shareholder approval, is expected to close following Catuity's Annual Shareholder Meeting.

In September 2004, the Board hired Alfred H. (John) Racine III, to become its President and CEO. Mr. Racine had served as the consultant to Catuity in developing the Company's revised business strategy. Mr. Racine was the founder and managing principal of Altamont Partners, which specializes in the payments industry, and was retained in March 2004 to advise the Company on its business strategy and merger & acquisition alternatives. During 2004, additional management changes were made in order to align the experience and skills of key personnel in the Company with those needed to succeed in its new market focus. In addition, in September the Board of Directors asked Mr. Clifford Chapman to join the Board. Mr. Chapman is very experienced in turnaround company situations and also brings substantial merger & acquisition experience to the board.

In May of 2004, the minimum bid price for Catuity shares on Nasdaq had remained below $1.00 for 30 consecutive days, resulting in the Company being out of compliance with one of Nasdaq's continuous listing requirements. In order to regain compliance, on November 1, 2004, the Company held a special shareholders meeting in Sydney Australia for the purpose of seeking shareholder support for a reverse stock split, also known as a share consolidation. The proposal overwhelmingly passed, authorizing the Board to effect a reverse split. Immediately after the special shareholders meeting, the Board of Directors unanimously authorized a 1 for 15 reverse split to be effective on November 12, 2004, the earliest date that trading could begin in the post-reverse shares. As a result of the reverse stock split, on December 2, 2004, the Company regained compliance with all of Nasdaq's continued listing requirements. The balance sheet, earnings per share, and other appropriate data in this annual report have been restated to reflect the reverse stock split.

The Company's total shareholders' equity at December 31, 2004, was below Nasdaq's minimum continued listing requirement of $2.5M. While the Company will follow Nasdaq's required steps to regain compliance, the issuance of new shares related to the pending acquisition of Loyalty Magic Pty. Ltd. will bring the Company into compliance with Nasdaq's continuous listing requirements.

Throughout 2004, Catuity developed its new Catuity Advanced Loyalty System or CALS. Most significantly, the architecture of the platform is database and operating system agnostic thereby reducing integration risks and hidden costs that can deter a client from making a buying decision. The system is also agnostic at the point of sale. CALS will work with any customer identifier selected by the client. It works with leading and emerging POS media, including magnetic stripe, bar code, account number, biometric access device, RFID signal and even a smart card. Catuity announced its initial release of CALS in the third quarter of 2004 and will continue to make enhancements to the system to seek competitive advantage in the market. The system is maintained on an internal hosting system in both Sydney, Australia and near the company's headquarters in Detroit, Michigan. In the second quarter of 2005, the Company expects to establish its first commercial host under an Application Service Provider (ASP) model which is commonly used in North America.

Catuity's 2004 revenue declined to $750,000 from $5 million in 2003 due to the cessation of new development efforts and phasing out of the Visa Smart Rewards Platform. Expenses were reduced by approximately $1.2 million, despite incurring one-time severance costs and significant research and development cost on CALS. Most importantly, as the Company entered 2005, it had significantly reduced its average monthly expenses. While the Company has undergone significant downsizing, it also has undertaken efforts to retain its key people that have the expertise needed to sell to and service its existing customers and its targeted customers. Management believes the Company is in a position to significantly grow revenue without having to add significant cost.

FISCAL YEAR ENDED 2004 COMPARED TO 2003 (all figures in USD and rounded to nearest $1,000)

In 2004, total revenues were $759,000. These revenues were derived from $248,000 in software development (a decrease of $2,075,000 or 89% over 2003), $468,000 in services related to implementation, training and support activities (a decrease of $435,000 or 48% over 2003) and $43,000 in customer license fees (a decrease of $1,714,000 over 2003). The significant decrease in all three revenue streams was primarily due to the phase-out of the Smart Visa Rewards System that utilized Catuity's loyalty software.

Cost of software development revenue primarily consists of salaries, employee benefits, related expenses and office overhead for the portion of time spent by our technical staff who work on software development for customers. Cost of software development decreased $1,238,000 or 92%, to $103,000 for the year ended December 31, 2004 from $1,342,000 for the year ended December 31, 2003. The decrease in cost of software development corresponded with the decrease in software development revenue and significant reductions in staffing that occurred in the 4th quarter of 2004.

Cost of service revenue primarily consists of salaries, employee benefits, related expenses and office overhead for the customer implementation and support staff for the portion of their time spent on service related activities. Cost of service revenue decreased $384,000, or 56%, to $297,000 for the year ended December 31, 2004 from $681,000 for the year ended December 31, 2003. The decrease in cost of service corresponded with the decrease in service revenue and the elimination of the use of outside contractors.

Research and Development expenses consist primarily of salaries, employee benefits and overhead cost, incurred primarily by our technical staff for the portion of their time spent furthering the development of Catuity's software products. Research and development expenses increased $867,000, or 208%, to $1,283,000 for the year ended December 31, 2004 from $416,000 for the year ended December 31, 2003. The increase in R&D cost reflected the increase in staff hours spent on the development of the Company's new loyalty software application, CALS.

Sales and marketing expenses consist primarily of salaries, employee benefits, travel, marketing, public relations and related overhead costs of the sales and marketing department. Sales and marketing expenses decreased $424,000, or 33%, to $867,000 for the year ended December 31, 2004 from $1,291,000 for the year ended December 31, 2003. The decrease was primarily related to reductions in staff size ($315,000), lower professional services costs ($73,000), and a decrease in travel ($36,000).

General and administrative expenses consist primarily of salaries, employee benefits, related overhead costs and professional service fees. General and administrative expenses decreased $60,000, or 3%, to $1,913,000 for the year ended December 31, 2004 from $1,973,000 for the year ended December 31, 2003. General and administrative expenses in 2004 included an accrual related to severance pay for the Company's former CEO and in 2003 included an accrual related to severance pay for the Company's former Chairman. The decrease in on-going general & administrative expenses in 2004 primarily related to lower insurance premiums and other professional services.

General and administrative - variable stock compensation expense/(credits) are due to the Company's 1995 non-recourse loans to the Company's former Chairman to acquire stock and are a non-cash expense/(credit). In 2004, no expense/(credit) was recorded as the Company's stock price was below the average loan share price and the cumulative stock compensation expense balance was zero. The Company's variable stock compensation expense/(credits) are solely attributable to movements in the Company's stock price from period to period.

Other income increased in 2004 to $97,000 compared to $83,000 in 2003. Interest income earned in Australia was positively impacted in 2004 by a 13% increase in the average exchange rate for the Australian dollar compared to the U.S. dollar and a 11% increase in the average interest rate on short-term deposits.

FISCAL YEAR ENDED 2003 COMPARED TO 2002 (all figures in USD and rounded to nearest $1,000)

In 2003, total revenues were $4,982,000. These revenues were derived from $2,323,000 in software development (an increase of $656,000 or 39% over 2002), $1,757,000 in customer license fees (an increase of $1,711,000 over 2002) and $902,000 in services relating to implementation, training and support activities (a decrease of $357,000 or 28% over 2002). The increase in software development revenue in 2003 was primarily due to the delivery of several major releases of the Smart Visa Rewards program. License revenue increased significantly in 2003 as a result of the production use of our software at Visa and Target. The decrease in service revenue in 2003 compared to 2002 was primarily due to a large service project in 2002, for which we utilized outside resources.

Direct cost of software development revenue primarily consists of salaries, employee benefits, related expenses and office overhead for the portion of time spent by our technical staff located in Sydney, Australia, and our project managers and business analysts located in Arlington, Virginia, who also work on software development activities. Direct cost of software development increased $361,000 or 37%, to $1,342,000 for the year ended December 31, 2003 from $981,000 for the year ended December 31, 2002. Expenses incurred in Australia increased in U.S. dollar terms in 2003 due to a 20% increase in the average exchange rate for the Australian dollar compared to the U.S. dollar. 2003 expenses were also higher because more time was spent on customer related development projects in 2003 compared to 2002. The increase in direct cost of software development corresponded with the increase in software development revenue.

Direct cost of service revenue primarily consists of salaries, employee benefits, related expenses and office overhead for the customer implementation and support staff in Arlington, Virginia, for the portion of their time spent on service related activities. Direct cost of service revenue decreased $424,000, or 38%, to $681,000 for the year ended December 31, 2003 from $1,105,000 for the year ended December 31, 2002. The decrease principally resulted from the Arlington service staff's increased focus on development and sales & marketing activities versus service related activities. The decrease in direct cost of service corresponded with the decrease in service revenue. 2003 expenses also reflected a decrease due to the elimination of the use of outside contractors, and lower costs associated with project related staff transfers from Australia.

Research and Development expenses consist primarily of salaries, employee benefits and overhead cost, incurred primarily by the technical staff in Sydney Australia, for the portion of their time spent on research and development activities. Research and development expenses decreased $123,000, or 23%, to $416,000 for the year ended December 31, 2003 from $539,000 for the year ended December 31, 2002. The decrease principally resulted from increased efforts related to billable customer development projects versus internal research and development activities.

Sales and marketing expenses consist primarily of salaries, employee benefits, travel, marketing, public relations and related overhead costs of the sales and marketing department. Sales and marketing expenses decreased $467,000, or 27%, to $1,291,000 for the year ended December 31, 2003 from $1,758,000 for the year ended December 31, 2002. The decrease was primarily related to reductions in staff size, lower professional services costs, and a decrease in travel.

General and administrative expenses consist primarily of salaries, employee benefits, related overhead costs and professional service fees. General and administrative expenses increased $502,000, or 34%, to $1,972,000 for the year ended December 31, 2003 from $1,470,000 for the year ended December 31, 2002. On-going general & administrative expenses were consistent between 2002 and 2003. The unfavorable expense variance in 2003 compared to 2002 was primarily the result of two non-recurring credits in 2002 versus a non-recurring expense that occurred in 2003. In 2002 the reversal of accrued legal fees related to a legal settlement at costs less than anticipated and a reduction to the provision for doubtful accounts receivable resulted in non-recurring expense credits of approximately $250,000. The 2002 credits, combined with a 2003 accrual for severance pay for the Company's former Chairman, per contractual obligations, accounted for the expense increase in 2003.

General and administrative - variable stock compensation expense/(credits) are due to the Company's 1995 non-recourse loans to the Company's former Chairman to acquire stock and are of a non-cash expense/(credit) in nature. In 2003, a credit of $42,000 was recorded compared to a credit of $53,000 for the year ended December 31, 2002. The Company's variable stock compensation expense/(credits) are solely attributable to movements in the Company's stock price from period to period.

Other income increased in 2003 to $83,000 compared to $60,000 in 2002. Interest income earned in Australia was positively impacted in 2003 by a 20% increase in the average exchange rate for the Australian dollar compared to the U.S. dollar. The Company maintained a higher cash balance in Australia in 2003 compared to 2002.

LIQUIDITY AND CAPITAL RESOURCES

Historically, we have funded our operations with proceeds from the private placement of our common stock and cash collections from customers. As of December 31, 2004, the Company had approximately $2,561,000 in cash and cash equivalents, a decrease of $3,208,000 from December 31, 2003. Net cash used in operating activities during 2004 was $3,161,000, compared with $2,138,000 during 2003. The decline in total revenue was the primary factor contributing to the increase in net cash used in operating activities.

Net cash used in investing activities during 2004 totaled $67,000, which was a $222,000 decrease from the cash used of $287,000 in 2003. The decrease was primarily due to reductions in capital purchases in 2004 combined with higher than normal purchases in 2003. Capital purchases in 2003 included software licenses to facilitate automated testing of our system and updated computer equipment for developers in Australia. Cash flows from investing activities was also positively impacted in 2004 from the sale of excess computer equipment in Australia resulting from the downsizing that occurred in the 4th quarter of 2004.

Net cash provided by financing activities during 2004 totalled $12,000 and related to shares of common stock purchased at fair market value under the Company's Executive Stock Purchase Plan, and payments to shareholders for fractional shares related to the Company's reverse stock split. Net cash provided by financing activities during 2003 was $4,172,000 and primarily related to cash received from the private placement of approximately 200,000 shares of common stock to seven accredited investors.

The Company intends to raise equity capital in 2005, anticipated to be approximately A$6 million (or approximately $4.74 million USD), in order to fund the cash portion of the Loyalty Magic Pty Ltd. acquisition and to provide increased working capital. In the event that the acquisition does not occur, Catuity's Board of Directors will initiate a shareholder rights offering with the objective of raising $2,000,000 USD. The completion of the acquisition is dependent on factors including, but not limited to, the approval of shareholders and the successful completion of a capital raise. In either instance, the five individual members of the Board of Directors has committed at least $325,000 USD toward the capital raise.

The Company has also significantly reduced operating expenses and believes that the investment made in the new CALS platform in 2004, in combination with the Board's new market strategy, will begin to reflect favorably on the cash position of the Company. The Company's Board of Directors has adopted a strategy which:

- Drove the release of the new CALS system to meet the changing technology requirements of the U.S. and Canadian markets
- Refocused the sales efforts on tier two chain retailers, especially pharmacies, home improvement stores and auto services, where the capabilities of CALS have a demonstrable return on investment
- Developed a sales channel through merchant services, acquirers and processors who serve the more than two million smaller, individual merchants which are too small to be serviced directly through Catuity's sales model.
- Shifted the Company's technology team from pure research and development to being largely focused on client deployments and services around a hosted solution, rather than the traditional installed software business where the Company had found its initial success in the U.S.
- Leverages the Company's experience with the aim of offering a managed gift card solution in Australia by the second half of 2005 to meet the growing interest by retailers of all sizes.
- Selectively explore projects and opportunities in which the Company leverages its technology and operational understanding of loyalty and gift card programs with partners who offer other strengths.

The Company believes that the significant reductions made in the Company's operating expenses, combined with its existing capital resources and revenue opportunities, are adequate to meet its cash requirements for the next twelve months.

As of December 31, 2004, the Company had net operating tax loss carry-forwards of $20,000,000 expiring in various amounts from 2020 through 2024 in the United States and $15,900,000 of net operating tax loss carry-forwards in Australia. Utilization of the net operating loss carry-forwards in Australia are subject to either the continuity of ownership test or the continuation of same business test at the time the losses are utilized in accordance with Subdivision 165 and Subdivision 166 of the Australian Income Tax Assessment Act of 1997. Utilization of the net operating loss carry-forwards in the United States are subject to limits due to continuity of ownership tests under Section 382 if the Internal Revenue Service Code.

CRITICAL ACCOUNTING POLICIES AND ASSUMPTIONS

The accompanying consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States. When more than one accounting principle, or the method of its application is generally accepted, we select the principle or method that is appropriate in our specific circumstances (see Note 2 of Notes to Consolidated Financial Statements).

Application of these accounting principles requires us to make estimates about the future resolution of existing circumstances. As a result, actual results could differ from these estimates. In preparing these financial statements, we have made our best estimates and judgments of the amounts and disclosures included in the consolidated financial statements, giving due regard to materiality.

Revenue Recognition

We have three distinct revenue streams: software development revenue, service revenue, and license revenue.

Software development revenue includes integration, customization and development related to our software application and the customer's related hardware and software. Software development revenue is generally billed on a fixed price basis. The Company recognizes revenue on fixed price contracts on the proportional performance method in accordance with SAB 101, *Revenue Recognition in Financial Statements*, and SAB 104, *Revenue Recognition*, based on actual hours incurred as a proportion of estimated total hours of the respective project. Management's estimate of total project hours is based on actual hours incurred to date combined with current hours estimated to complete remaining project tasks. It is reasonable that the estimated number of total hours may change, however this does not impact total project revenue recognized as the sales price is typically fixed. The cumulative impact of any revisions in estimated total revenues and direct costs are recognized in the period in which they become known. Revenue in excess of billings is recognized as unbilled receivables and is included in work in process in the consolidated balance sheet. Billings in excess of revenue are recorded as deferred revenue until revenue recognition criteria are met.

Service revenue includes training, consulting, installation support, post-installation support and maintenance fees. Training, consulting, installation support and post-installation support are generally billed on a time and material basis and revenue is recognized as the service is provided. Maintenance revenues are recognized ratably over the maintenance term. Service revenue in 2004 consisted of post-installation customer support, which was based on a contracted number of monthly support hours, and maintenance.

License revenue is recognized in accordance with Statement of Position (SOP) 97-2, *Software Revenue Recognition*, which provides for recognition of revenue when persuasive evidence of an arrangement exists, delivery and acceptance of the software has occurred, no essential undelivered elements remain on the Company's part that are essential to the functionality of the delivered software, the fee is fixed and determinable, and collection has either occurred or is probable. Billings in excess of revenue are recorded as deferred revenue until revenue recognition criteria are met. SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of each element. Revenue recognized from multiple-element arrangements is allocated to undelivered elements of the arrangement, such as maintenance, based on the relative fair value of each element. The Company's determination of fair value of each element in multi-element arrangements is based on vendor-specific objective evidence (VSOE). The Company limits its assessment of VSOE for each element to either the price charged when the same element is sold separately or the price established by management for an element not yet sold separately. The Company has established VSOE for maintenance services. All of the license revenue recognized in 2004 was related to a license agreement in which revenue was recognized monthly, based on a minimum number of transactions. The Company generally does not provide for a right of return in its license contracts.

Deferred Tax Assets

The Company records a full valuation allowance against net deferred tax assets. Based on historical operating losses, it is difficult to determine the amount or timing of future earnings, therefore, there is currently no tax benefit recorded by the Company due to the full valuation allowance.

Accounting for Equity Instruments

The Company accounts for stock-based awards issued to employees under the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock issued to Employees" ("APB 25") and has adopted the disclosure-only alternative of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). Based on the Company's election to become a small-business issuer beginning in fiscal 2005, we will adopt SFAS 123(R) beginning with the 1st quarter of 2006, as required. SFAS 123(R) requires the measurement of all employee share-based awards using a fair-value-based method. As a result, because SFAS 123(R) requires the expensing of stock options, it will have an adverse effect on our reported financial results. However, we have not yet assessed the level of impact to be able to quantify the adverse effect.

The shareholder loan outstanding, which relates to loans issued to a director in 1995 and 1996 to purchase stock, is re-valued at each respective balance sheet date if the Company's period ending fair market price per share is below the price per share at which the loan was made. The offsetting entry is made to additional paid in capital. If the Company's ending fair market price per share is above the price per share at which the loan was made, we record variable stock compensation expense, based on the difference in price per share, on a cumulative basis.

LEGAL PROCEEDINGS

Catuity was not a party to any legal proceedings during 2004 or as of the date of filing of the Form 10-K.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)") which requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in the consolidated statement of operations. The accounting provisions of SFAS 123(R) are effective for reporting periods beginning after December 15, 2005. We will adopt SFAS 123(R) effective as of the first quarter of 2006. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. As a result, because SFAS 123(R) requires the expensing of stock options, it will have an adverse effect on our reported financial results. However, we have not yet assessed the level of impact to be able to quantify the adverse effect.

FACTORS AFFECTING OUR OPERATING RESULTS, OUR BUSINESS AND OUR SHARE PRICE

In addition to the other information contained in this annual report, you should carefully read and consider the following risks and uncertainties described below. The risks and uncertainties described below are not the only ones facing Catuity. Additional risks and uncertainties not presently known to us also may impair our business. The occurrence of any of the following risks could adversely affect our business, operating results or financial condition.

Risks Related to Our Business

We have a history of losses and anticipate future losses.
As of December 31, 2004, we had an accumulated deficit of $34,265,126. To date, we have not achieved profitability. While management believes our strategies will be successful, there can be no assurance that our business strategies will be successful or that significant revenues or profitability will be achieved. If we do achieve profitability, we cannot be certain that we can sustain or increase profitability on an ongoing basis.

We may be adversely affected if we fail to retain key personnel and attract new qualified personnel.
Our operations will depend on our ability to attract new key personnel and retain existing key personnel. We have from time to time in the past experienced, and we expect to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. If we are unable to hire or retain key employees, our business, results of operations and financial condition will be harmed.

We will be adversely affected if our CALS product does not achieve market acceptance.
We will be adversely affected if our new generation of software, the Catuity Advanced Loyalty Systems ("CALS"), does not achieve market acceptance. CALS had not been commercially deployed, and there can be no assurance that the product will perform all the desired functions, or offer sufficient price/performance benefits or meet the technical or other requirements of customers. Despite testing of our product prior to its commercial release, there can be no assurance that all performance errors or deficiencies have been discovered and remedied, that additional errors or deficiencies will not occur, or if they occur, that we will be able to correct such errors and deficiencies.

Failure to obtain certifications in a timely manner

To deploy our technology on behalf of a client, Catuity must install a specialized application at the point of sale for a client. Because of the diverse range of payment terminals, readers, electronic cash registers and proprietary checkout systems used by merchants and retailers, Catuity must certify its application to meet the standards of the independent manufacturers of each model and series of terminals. Equally important, in many cases, Catuity's POS application must be certified by the payments processor who manages the transactional side of the business for merchants and retailers. Catuity has been successful in previous efforts with market leaders including Verifone, Hypercom and Schlumberger. However, we can make no assurance that the Company will be able to obtain future certifications in a timely manner. If we fail to obtain the necessary certifications, it could have a material adverse impact us, including the loss of existing business, extended delays in closing new business and/or the impairment of future revenues.

Sales activities with prospective customers may not generate revenue for the company

The success of our operations will be highly dependent on our ability to generate revenue from current and future prospective customers. While management believes that the Company will be successful in generating revenue from prospective customers there can be no assurance of the level of revenue that will be generated.

Risks Related to Our Industry

Competition in the application software industry could harm our business.

The application software industry is highly competitive, rapidly developing and subject to constant innovation and change. Numerous other companies operate incentive marketing programs using both electronic and paper based systems, both for retail stores and the Internet. Many of these companies have significantly longer operating histories, greater name recognition, larger customer bases and greater financial, technical and marketing resources than we do.

Our competitors may respond more quickly than we can to changing technologies and customer requirements. For example, these competitors may:

- conduct more extensive marketing campaigns to capture market share;
- provide more attractive incentive and pricing packages to customers;
- negotiate more favorable contracts with existing and potential employees and strategic partners;
- establish cooperative relationships among themselves or with third parties, including large Internet participants, to increase the ability of their products and services to address the needs of prospective customers;
- bundle their products with other software or hardware, including operating systems and browsers, in a manner that may discourage users from purchasing products offered by us;
- establish cooperative relationships with our current or potential competitors, thereby limiting our ability to sell our products through particular reseller channels; or
- more quickly develop new products and services or enhance existing products and services.

Our ability, and the ability of our resellers, to compete effectively in the market for application software for incentive and loyalty marketing programs will depend upon a variety of factors, including our ability to provide high quality products and services at prices generally competitive with, or lower than, those charged by our competitors. There can be no assurance that we will be able to compete successfully. Moreover, there can be no assurance that certain of our competitors will not be better situated to negotiate contracts with retailers and resellers that are more favorable than contracts we negotiate. In addition, there can be no assurance that the competition from existing or new competitors or a decrease in the rates charged for products and services by our competitors will not materially and adversely affect us.

New technologies could render our product obsolete.

The application software business is characterized by rapid technological change, new product introduction and evolving industry standards. Advances in applications software or the development of entirely new technologies to replace existing applications software could render our product obsolete and unmarketable. Our success will depend, in significant part, on our ability to make timely and cost-effective enhancements and additions to our technology and to introduce new products and services that meet customer demands. There can be no assurance that we will be successful in developing new products, services and enhancements. Delay in the introduction of new products, enhancements or services, the inability to develop such new products, enhancements or services or their failure to achieve market acceptance could have a material adverse effect on us.

We may face risks related to the storage or provision of inaccurate or confidential information.
It is possible that information provided through the use of our product or information that is copied and stored by customers that have deployed our product may contain errors. In such event, third parties could make claims against us for losses incurred in reliance on such information. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability or legal defense expenses that is not covered by insurance or that is in excess of insurance coverage could have a material adverse effect on our business, financial condition and results of operations.

In addition, from time to time, persons may unlawfully obtain information concerning a customer's or retailer's program by unlawfully utilizing access numbers, passwords and personal identification numbers. No assurance can be given that future losses due to claims by third parties for unauthorized use will not be material. We maintain no reserves for such risks.

There can be no assurance that our risk management practices will be sufficient to protect us from unauthorized thefts of information that could have a material adverse effect on us.

We may be subject to product liability claims for use or misuse of our product.
Retailers rely, and will continue to rely, on our product in connection with providing promotions that have a direct financial impact on their businesses and their customers. Use or misuse of our product, whether due to accident, employee fraud, or otherwise, may result in unintended or undesirable consequences that could result in financial or other damages to our customers and to our customers' customers. A product liability claim brought against us, even if not successful, would likely be time consuming and costly and could have a material adverse effect on us.

We may face risks related to the use of electronic payment cards.
Portions of our software may be integrated with or co-reside with a range of third party payment and other software. For example, our product may be added to existing or new electronic payment cards, either by the addition of software to a chip or by using the payment card number as an identifier with our product. Alternatively, a portion of the software comprising our product may be added to existing or new payment devices, so that such software co-resides with payment programs. On the Internet and in other environments, a portion of our software may be integrated with a third party supplied e-commerce program. There can be no assurances that such integration or co-residence will not adversely affect the payment system, potentially giving rise to a claim that may have a material adverse effect on our business, financial condition and results of operations. In addition, if our customers experience problems with a payment system, it may be difficult to determine if those problems originate from our product or other products with which ours co-reside. Such difficulty may delay resolution of any such problem and prove costly to us.

We may be affected by potential privacy regulation.
The Federal Trade Commission is considering the adoption of regulations regarding the collection and use of personal information obtained from individuals when accessing Internet sites. These regulations could restrict our ability to provide demographic data to retailers. At the international level, the European Union has adopted a directive that will impose restrictions on the collection and use of personal data. These developments could have an adverse effect on our business, results of operations and financial condition.

We may face increased governmental regulation and legal uncertainties.
Catuity will enable or manage confidential customer information on behalf of our clients. Recent high profile cases of customer information being compromised have heightened concerns among our prospects, investors and state and federal legislators about the need to ensure that the information of individuals be protected. Since Sept. 11, 2001, regulation of public and non-public information has increased significantly. Even though Catuity's customers generally seek written permission from loyalty program participants to collect and use information on their shopping behavior, the Company cannot ensure that its customers will comply with appropriate regulations or industry best practices. The gift card industry also continues to face regulatory, legislative and judicial scrutiny. At present, Attorney Generals in at least 26 states in the U.S. have initiated lawsuits against high profile gift card providers targeting their disclosure and management practices. Proposed state and federal legislation, such as the Fair Gift Card Act, is specifically directed at "escheatment", "breakage" and liability management practices of card issuers. Broadly, this concerns both the level of required disclosure to consumers about fees and charges associated with their accounts. To manage these risks, Catuity takes appropriate and customary steps in our client agreements and through our operational procedures. Catuity has no control over the pricing, disclosure and management strategies of its clients and cannot ensure that our clients will comply with appropriate regulations or industry best practices. To the extent that Catuity's customers face regulatory, legislative or judicial action, the Company could be made a party to those actions. These could materially and adversely affect us.

We may face intellectual property challenges.
Our success and ability to compete are substantially dependent on our proprietary technology and trademarks, which we attempt to protect through a combination of patent, copyrights, trade secret and trademark laws as well as confidentiality procedures and contractual provisions. However, any steps we take to protect our intellectual property may be inadequate, time consuming and expensive, and there can be no assurance that the steps taken by us will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as do the laws of the United States. In addition, we may infringe upon the intellectual property rights of third parties, including third party rights in patents that have not yet been issued. We expect that third-party infringement claims involving Internet technologies and software products will increase. Any claims regarding the rights of third parties, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms favorable to us, if at all. We have agreed, and may agree in the future, to indemnify certain of our customers against claims that our products infringe the intellectual property rights of others. We could incur substantial costs in defending our sellers and our customers against infringement claims. A successful claim of product infringement against us and our failure or inability to license the infringed or similar technology could have a material adverse effect on our business, financial condition and results of operations.

We have applied for patents in relation to the method of operation of incentive marketing programs using electronic means. We cannot assure you that our patent applications will be approved. Moreover, even if approved, they may not provide us with any competitive advantages or may be challenged by third parties. In recent times a number of patents have been granted in this area. Although we are not aware of any issued patent that our product would infringe, legal standards relating to the validity, enforceability and scope of intellectual property rights in Internet-related industries and use of electronic data for granting of benefits and rewards are uncertain and still evolving, and the future viability or value of any of our intellectual property rights is uncertain.

Corporate and Market Risks

Our trading volume may be low and our share price may be volatile.
We are currently listed on two exchanges, the ASX, in Australia, and the Nasdaq Small Cap Market, in the United States. There can be no assurance that an adequate volume of trading in our shares will be achieved and maintained, on Nasdaq or the ASX, in order to provide liquidity for our investors. Trading in Catuity shares on Nasdaq and the ASX averaged 1,937 shares per day in 2004.

The market price of our common stock may fluctuate significantly in response to the following factors, some of which are beyond our control:

- variations in actual or anticipated quarterly or annual operating results;
- changes in financial estimates by securities analysts;
- changes in market valuations of loyalty software & service companies;
- announcements by us of significant contracts, reseller arrangements, strategic partnerships, joint ventures or capital commitments;
- additions or departures of key personnel;
- sales of common stock or termination of stock transfer restrictions; and
- fluctuations in stock market price and volume, which are particularly common among securities of small technology companies.

The market prices and volumes of the common stock of many publicly held technology based companies have in the past been, and can in the future be expected to be, especially volatile, which could cause the market price of our common stock to fall for reasons not necessarily related to our business, results of operations or financial condition. The market price of our stock also might decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. Accordingly, you may not be able to resell your shares of common stock at or above the price you paid. In the past, following a period of volatility in the market price of a company's securities, securities class action litigation often has been instituted against such a company. Any such litigation could result in substantial costs and a diversion of management's attention and our resources.

We may be subject to arbitrage risks.
Investors may seek to profit by exploiting the difference, if any, in the price of our stock on the ASX and Nasdaq. Such arbitraging activities could cause our stock price in the market with the higher value to decrease to the price set by the market with the lower value.

Complying with Nasdaq's continued listing requirements
We have experienced, and continue to experience, difficulty maintaining all of Nasdaq's continued listing requirements, due to the small size of our Company. The requirements for continued listing on the Nasdaq SmallCap Market are as follows:

(1) either (a) stockholders' equity of $2,500,000, (b) net income in the most recently completed fiscal year or in two of the last three years of $500,000, or (c) market capitalization of $35,000,000;
(2) a public float of 500,000 shares;
(3) a market value of public float of $1,000,000;
(4) a minimum bid price of $1.00 per share;
(5) at least two market makers;
(6) at least 300 round lot stockholders; and
(7) compliance with Nasdaq corporate governance rules.

Certain Delaware anti-takeover provisions may produce results disfavored by our shareholders.
Provisions of Delaware law could make it more difficult for a third party to acquire control of us without the consent of our board of directors, even if our stockholders favored such a change. We are subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a publicly held Delaware corporation from engaging in any "business combination" with any "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder, unless:

- prior to such date, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
- upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced; and
- on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines "business combination" to include:

- any merger or consolidation involving the corporation and the interested stockholder;
- any sale, transfer, pledge or other disposition of 10% or more of our assets involving the interested stockholder;
- subject to certain exceptions, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder;
- any transaction involving us that has the effect of increasing the proportionate share of the stock of any class or series beneficially owned by the interested stockholder; and
- the receipt by the "interested stockholder" of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by us or through the corporation.

In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Changes in, or interpretations of, accounting rules and regulations, such as expensing of stock options, could result in unfavorable accounting charges.
We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. These principles are subject to interpretation by the SEC and various bodies formed to interpret and create appropriate accounting policies. A change in these policies can have a significant effect on our reported results and may even retroactively affect previously reported transactions. In particular, the FASB recently enacted SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)") which we will adopt effective the first quarter of 2006. As a result, because SFAS 123(R) requires the expensing of stock options, it will have an adverse effect on our reported financial results. However, we have not yet assessed the level of impact to be able to quantify the adverse effect.

Quantitative and Qualitative Disclosure about Market Risk

We are exposed to foreign currency exchange rate risk inherent in our expenses, assets and liabilities denominated in the Australian dollar. To date, we have not utilized any foreign currency hedging or other derivative instruments to reduce exchange rate risk. We do not expect to employ these or other strategies to hedge the risk in the foreseeable future.

As of December 31, 2004, and 2003 the Company's net current assets (defined as current assets less current liabilities) subject to foreign currency risk are $1,588,000 and $1,940,000. The potential decrease in net assets from a hypothetical 10% adverse change in quoted foreign currency exchange rates would be approximately $158,800 and $194,000. Net current assets subject to foreign currency risk are larger as of December 31, 2003 compared to 2004 due to larger cash balances maintained in Australia.

We are also exposed to interest rate risk on deposits of cash, which are affected by changes in the general level of interest rates in the United States and Australia. Since we generally invest in very short-term interest bearing deposits, we do not believe we are subject to any material market risk exposure.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

On September 6, 2004, the Audit Committee of the Board of Directors of the Company authorized management to prepare a Request For Proposal to seek bids for the annual audit of Catuity Inc.'s 2004 financial statements and the reviews of its quarterly financial statements. Ernst & Young LLP, the auditors engaged at the time, were also invited to bid on the audit. On September 21, 2004, Ernst & Young LLP advised Catuity management that it was declining to bid on Catuity's work, effectively declining to stand for re-election.

The reports of Ernst & Young LLP on the Company's financial statements for the past two fiscal years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

In connection with the audits of the Company's financial statements for each of the two fiscal years ended December 31, 2002 and 2003, and in the subsequent interim period, there were no disagreements with Ernst & Young LLP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Ernst & Young LLP would have caused Ernst & Young LLP to make reference to the matter in their report. Further, Ernst & Young LLP did not advise the Company of any "reportable events" pursuant to Item 304(a)(1)(v) of Regulation S-K in connection with the audits of the Company's financial statements for each of the two fiscal years ended December 31, 2002 and 2003 respectively, or in the subsequent interim period.

On November 1, 2004, the Audit Committee of the Board of Directors named BDO Seidman, LLP as its independent accounting firm, replacing Ernst & Young LLP. BDO began its engagement with the review of Catuity's financial statements for the third quarter of 2004. The change in accountants referenced herein was approved by the Company's independent Audit Committee on November 1, 2004.

During the two most recent fiscal years ended December 31, 2003 and 2002, and through November 1, 2004, the Company did not consult with BDO regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company's consolidated financial statements; or (ii) any matter that was either the subject of a disagreement (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to that Item) or a reportable event (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

There were no disagreements with BDO Seidman, LLP.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Catuity, Inc.
Detroit, Michigan

We have audited the accompanying consolidated balance sheet of Catuity, Inc. and subsidiaries as of December 31, 2004 and the related consolidated statements of operations, stockholders' equity, and cash flows for the year ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Catuity, Inc. and subsidiaries at December 31, 2004, and the results of its operations and its cash flows for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

BDO SEIDMAN, LLP

Troy, Michigan
March 17, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Catuity, Inc.

We have audited the accompanying consolidated balance sheet of Catuity, Inc. and subsidiaries as of December 31, 2003, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Catuity, Inc. and subsidiaries at December 31, 2003, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Detroit, Michigan
February 26, 2004

CATUITY, INC.

CONSOLIDATED BALANCE SHEETS

	DECEMBER 31	
	2004	2003
Assets		
Current Assets:		
Cash and cash equivalents	$ 2,560,683	$ 5,768,828
Accounts receivable-trade, less allowance of $5,000 in 2004, and $62,000 in 2003	36,211	402,109
Restricted cash	116,012	119,009
Work in process	--	70,692
Prepaid expenses and other	127,429	188,423
Total current assets	2,840,335	6,549,061
Property and equipment, net	162,780	223,466
Total Assets	$ 3,003,115	$ 6,772,527
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable	$ 150,584	$ 101,335
Deferred revenue	266	110,561
Accrued compensation	317,433	345,476
Other accrued expenses	87,208	116,742
Trust liability	91,722	95,586
Total current liabilities	647,213	769,700
Accrued compensation	--	59,752
Shareholders' equity:		
Common stock - $.001 par value; Authorized – 6,666,667 shares: issued and outstanding 778,184 in 2004 and 776,374 in 2003	778	776
Preferred stock - $0.001 par value; Authorized – 666,667 shares	--	--
Additional paid-in capital	36,603,127	36,979,841
Shareholder loans	(79,533)	(468,166)
Foreign currency translation adjustment	96,656	88,299
Accumulated deficit	(34,265,126)	(30,657,675)
Total shareholders' equity	2,355,902	5,943,075
Total Liabilities and Shareholders' Equity	$ 3,003,115	$ 6,772,527

See accompanying notes to consolidated financial statements

CATUITY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	YEAR ENDED DECEMBER 31		
	2004	2003	2002
Revenues:			
Software development revenue	$ 248,379	$ 2,323,441	$ 1,666,890
Service revenue	467,533	902,222	1,258,996
License revenue	43,200	1,756,725	45,788
Total revenue	759,112	4,982,388	2,971,674
Cost of revenue and other operating expenses:			
Cost of software development	103,151	1,341,619	981,329
Cost of service revenue	297,075	681,445	1,105,207
Research and development	1,282,753	415,809	539,282
Sales and marketing	867,362	1,290,899	1,758,245
General and administrative	1,912,999	1,972,656	1,470,324
General and administrative - variable stock compensation	--	(41,996)	(53,363)
Total costs and expenses	4,463,340	5,660,432	5,801,024
Operating loss	(3,704,228)	(678,044)	(2,829,350)
Interest income	96,777	82,714	60,195
Net loss	$ (3,607,451)	$ (595,330)	$ (2,769,155)
Net loss per share - basic & diluted	$ (4.64)	$ (0.92)	$ (5.12)
Weighted average shares outstanding-basic & diluted	777,226	645,452	540,613

See accompanying notes to consolidated financial statements

CATUITY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEAR ENDED DECEMBER 31		
	2004	2003	2002
Cash flows from operating activities:			
Net Loss	$ (3,607,451)	$ (595,330)	$ (2,769,155)
Adjustments used to reconcile net loss to net cash used in operating activities:			
Stock based compensation	--	(41,996)	(53,363)
Depreciation and amortization	127,926	264,050	125,273
Non cash services	--	--	27,751
Changes in assets and liabilities:			
Accounts receivable	365,898	(24,891)	291,264
Accounts payable	274,249	(201,379)	31,279
Deferred revenue	(110,295)	(1,701,365)	977,412
Accrued expenses and other liabilities	(346,194)	138,145	(428,159)
Other assets	134,683	25,046	118,781
Net cash used in operating activities	(3,161,184)	(2,137,720)	(1,678,917)
Cash flows from investing activities:			
Purchase of property and equipment	(71,492)	(287,099)	(110,493)
Sale of Assets	4,253	--	--
Net cash used in investing activities	(67,239)	(287,099)	(110,493)
Cash flows from financing activities:			
Issuance of common stock, net of expenses	14,057	4,130,121	941,829
Repayment of fractional shares related to reverse stock split	(2,136)	--	--
Repayment of Shareholder Loan	--	41,665	--
Net cash provided by financing activities	11,921	4,171,786	941,829
Foreign exchange effect on cash	8,357	410,414	(5,835)
Net increase/(decrease) in cash and cash equivalents	(3,208,145)	2,157,381	(853,416)
Cash and cash equivalents, beginning of period	5,768,828	3,611,447	4,464,863
Cash and cash equivalents, end of period	$ 2,560,683	$ 5,768,828	$ 3,611,447
Supplemental disclosure of cash flow information:			
Taxes paid	$ --	$ --	$ --
Interest paid	$ --	$ --	$ --

See accompanying notes to consolidated financial statements

CATUITY, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock Shares	(at par) Amount	Additional Paid In Capital	Shareholder Loans	Foreign Currency Translation	Accumulated Deficit	Total Shareholders' Equity
Balances at January 1, 2002	536,612	$ 537	$ 32,223,640	$ (757,733)	$ (316,280)	$ (27,293,190)	$ 3,856,974
Issuance of common stock	31,085	31	959,308				959,339
Exercise of options	67	0	1,691				1,691
Sale of option right			8,550				8,550
Stock based compensation			(53,363)				(53,363)
Net loss						(2,769,155)	(2,769,155)
Foreign currency translation					(5,835)		(5,835)
Comprehensive loss							(2,774,990)
Balances at December 31, 2002	567,764	$ 568	$ 33,139,826	$ (757,733)	$ (322,115)	$ (30,062,345)	$ 1,998,201
Issuance of common stock	208,543	208	4,127,614				4,127,822
Exercise of options	67	0	2,299				2,299
Repayment of shareholder loan				41,665			41,665
Adjust shareholder loan to fair value			(247,902)	247,902			0
Stock based compensation			(41,996)				(41,996)
Net loss						(595,330)	(595,330)
Foreign currency translation					410,414		410,414
Comprehensive loss							(184,916)
Balances at December 31, 2003	776,374	$ 776	$ 36,979,841	$ (468,166)	$ 88,299	$ (30,657,675)	$ 5,943,075
Issuance of common stock	1,810	2	14,055				14,057
Repayment of fractional shares related to stock split			(2,136)				(2,136)
Adjust shareholder loan to current fair market value			(388,633)	388,633			
Net loss						(3,607,451)	(3,607,451)
Foreign currency translation					8,357		8,357
Comprehensive loss							(3,599,094)
Balances at December 31, 2004	778,184	$778	$36,603,127	($79,533)	$96,656	($34,265,126)	$2,355,902

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF BUSINESS

Catuity provides technology-based solutions to retailers that are designed to increase the profit they receive from their customers at the Point of Sale (POS). Today, the Company sells a hosted, ASP-based system[3] that enables the processing of member-based loyalty programs and which can deliver customized discounts, promotions, rewards and points-based programs which are designed to help retailers find, keep and profit from their best customers. The Company also enables gift card solutions. In late 2004, the Company introduced the first version of its new platform, the Catuity Advanced Loyalty System (CALS). The system enables robust and highly customizable programs which work on a retailer's payments terminals, Electronic Cash Register and on their internal store networks. Catuity also offers IT services to retailers to support their POS systems maintenance and custom development needs for both the deployment of our technology solution and those of third parties which also touch the point of sale.

NOTE 2. SUMMARY OF ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The accompanying financial statements include the consolidation of the accounts of the Company and its wholly owned subsidiaries. All significant inter-company transactions and balances have been eliminated.

REVENUE RECOGNITION

The three distinct revenue streams that result from the Company's business activities are license revenue, software development revenue, and service revenue.

License Revenue: License revenue is recognized in accordance with Statement of Position (SOP) 97-2, *Software Revenue Recognition*, which provides for recognition of revenue when persuasive evidence of an arrangement exists, delivery of the product has occurred, no significant obligations remain on the Company's part with regard to implementation, the fee is fixed and determinable, and collectibility is probable. SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of each element. Revenue recognized from multiple-element arrangements is allocated to undelivered elements of the arrangement, such as maintenance, based on the relative fair value of each element. The Company's determination of fair value of each element in multi-element arrangements is based on vendor-specific objective evidence (VSOE). The Company limits its assessment of VSOE for each element to either the price charged when the same element is sold separately or the price established by management for an element not yet sold separately. The Company has established VSOE for maintenance services. The Company does not generally provide for a right of return in its license contracts.

Software Development Revenue: Software development revenue includes integration, customization and development fees of both the customer's hardware and software and the Company's software. Software development revenue is billed on a fixed price basis. The Company recognizes revenue on fixed price contracts using the proportional performance method in accordance with SAB 101, *Revenue Recognition in Financial Statements*, and SAB 104, *Revenue Recognition*, based on hours incurred as a proportion of estimated total hours of the respective contract. The cumulative impact of any revisions in estimated total revenues and direct contract costs are recognized in the period in which they become known. Revenue in excess of billings is recognized as unbilled receivables and is included in work in process in the consolidated balance sheet. Billings in excess of revenue are recorded as deferred revenue until revenue recognition criteria are met. The Company generally does not provide for a right of return in its software development contracts.

Service Revenue: Service revenue includes training, consulting, installation support, post-installation support and maintenance fees. Training, consulting, installation support and post-installation support are generally billed on a time and material basis and revenue is recognized as the service is provided. Maintenance revenues are recognized ratably over the maintenance term. Payments for service revenues are generally not refundable.

---

[3] Application Service Provider- a third-party entity that manages and distributes software-based services and solutions to customers across a wide area network from a central data center.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current year presentation.

CASH AND CASH EQUIVALENTS

The Company considers all cash and highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

ACCOUNTS RECEIVABLE AND CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade receivables. The credit risk associated with trade receivables is limited due to the size and creditworthiness of the Company's customers. The Company generally does not require collateral for its trade receivables.

The Company records an allowance against gross accounts receivable to provide for doubtful accounts. The allowance is estimated based on the age of the receivable, specific circumstances surrounding the collection of an invoice and historical data on allowances as a percentage of aged accounts receivables. Actual collection on accounts may differ from the allowance the Company has estimated.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation and amortization expense is recorded using the straight-line method over the estimated useful lives of the respective assets (which range from three to ten years). The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is estimated in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

FOREIGN CURRENCY TRANSLATION

The accounts of the Company's Australian subsidiaries are translated in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation". All balance sheet accounts for the Australian subsidiaries are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses for the Australian subsidiaries are translated at the average exchange rate during the month in which the transaction occurs. All cumulative translation gains and losses are included as a separate component of shareholders' equity in the consolidated balance sheet. Currency transaction gains and losses are included in the consolidated statement of operations and are not material for all years presented.

The Company accounts for foreign currency exchange gains or losses on inter-company transactions in accordance with SFAS No. 52, "Foreign Currency Translation". Transactions occurring between the Company's U.S. office and the Australian office are considered to be of a long-term investment nature as settlement is not anticipated in the foreseeable future. Inter-company balances are eliminated and do not appear on the consolidated financial statements of the Company. Any gain or loss on the inter-company balance caused by foreign currency translation adjustments is shown in the equity section of the balance sheet and is not included in determining net profit/(loss).

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of certain financial instruments such as cash and cash equivalents, accounts receivable-trade, and accounts payable approximate their fair values.

RESEARCH & DEVELOPMENT

Research and Development costs are expensed as incurred.

INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), which requires the use of the liability method in accounting for income taxes. Under SFAS No. 109, deferred tax assets and liabilities are measured based on differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

STOCK-BASED COMPENSATION

The Company accounts for stock-based awards issued to employees under the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and has adopted the disclosure-only alternative of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123").

Had compensation costs for stock-based awards issued to employees been determined consistent with SFAS No. 123, the Company's net loss and net loss per share would have been reported as follows:

	YEAR ENDED DECEMBER 31		
	2004	2003	2002
Net Loss as Reported	$ (3,607,451)	$ (595,330)	$ (2,769,155)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	47,224	318,404	700,604
Pro forma net loss	$ (3,654,675)	$ (913,734)	$ (3,469,759)
Loss per share: basic & diluted – as reported	$ (4.64)	$ (0.92)	$ (5.12)
Pro forma basic & diluted loss per share	$ (4.70)	$ (1.42)	$ (6.42)

For disclosure purposes, the fair value of stock based compensation was computed using the Black-Scholes option pricing model with the following weighted average assumptions used for 2004, 2003, and 2002 grants:

	DECEMBER 31		
	2004	2003	2002
Risk Free Interest Rate	2.00%	2.00%	3.00%
Expected Dividend Yield	--	--	--
Expected Lives (years)	1.13	0.62	1.27
Expected Volatility	0.862	0.717	0.773

For all fixed awards issued to employees, the Company records an expense based on the intrinsic value at the date of grant and amortizes it over the vesting period. For variable awards issued to employees, we record an expense based on the intrinsic value at each balance sheet date until the contingency is resolved and number or price is known. For variable awards issued to non-employees, the Company records an expense based on the fair value of the options at each balance sheet date.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)") which requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in the consolidated statement of operations. The accounting provisions of SFAS 123(R) are effective for reporting periods beginning after December 15, 2005. We will adopt SFAS 123(R) effective as of the first quarter of 2006. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. As a result, because SFAS 123(R) requires the expensing of stock options, it will have an adverse effect on our reported financial results. However, we have not yet assessed the level of impact to be able to quantify the adverse effect.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment consists of:

	DECEMBER 31	
	2004	2003
Computer equipment	$ 558,759	$ 605,055
Leasehold improvements	69,912	67,169
Office furniture and equipment	99,622	139,225
	$ 728,293	$ 811,449
Less accumulated depreciation	(565,513)	(587,983)
	$ 162,780	$ 223,466

NOTE 4. COMMITMENTS AND CONTINGENCIES

During December 2004 the Company's R&D team, located in Sydney Australia, vacated its existing office space and relocated to a new office building. Although there has been no formal claim filed and no legal proceedings have been instituted, the Company believes it is possible for the Company to have an outstanding monetary obligation if the lease agreement related to the vacated space that expired in December 2003, is determined to have been extended for an additional 4 year period. The Company believes that at the time the office space was vacated, there was only a month-to-month rental agreement in effect. If, in the future a claim is filed, and a legal determination is subsequently made that a long-term lease did in fact exist, then the Company could be obligated to pay the landlord for some amount of rental losses, which can not be estimated at this time.

As of December 31, 2004, the Company had entered into employment agreements with 3 employees. Under each of the three agreements, in the event employment is terminated (other than voluntarily by the employee or by the Company for cause), the Company is committed to make a one-time severance payment equal to 30% of annual salary or approximately $80,000 in total.

NOTE 5. SHAREHOLDERS' EQUITY

REVERSE STOCK SPLIT

On November 1, 2004, the Company held, a special shareholders meeting in Sydney Australia for the purpose of seeking support of a majority of all shares outstanding for a reverse stock split, also known as a share consolidation. The reverse stock split became necessary to bring the Company into compliance with Nasdaq's on-going listing rule requiring that shares on Nasdaq trade above $1.00. The proposal passed, authorizing the Board to effect a split. Immediately after the special shareholders meeting, the Board of Directors unanimously authorized a 1 for 15 reverse split effective on November 12, 2004, the earliest date that trading could begin in the post-reverse shares. The balance sheet, earnings per share, and other appropriate data have been restated to reflect the reverse split.

SHAREHOLDER LOANS

In 1995 and 1996, the Company issued loans to a former Australian director for the purpose of purchasing approximately 18,400 shares of the Company's stock. The Company's recourse for repayment of the loans is limited to after-tax dividends and proceeds from the disposal of the shares. In 1999, $75,000 AUD of the loan was repaid ($48,000 USD at the exchange rate in effect on the date of the transaction) related to the sale of 1,667 shares. In the fourth quarter of 2003, approximately $60,750 AUD was repaid ($42,000 USD at the exchange rate in effect on the date of the transaction) related to the sale of 1,350 shares. In each reporting period the Company records a debit or a credit to expense for the loans based on the difference between the loan share grant price and the Company's share price at the respective period ending balance sheet dates, on a cumulative basis. For the years ended December 31, 2004, 2003 and 2002, credits of $0, $41,996 and $53,363 respectively were recorded. The amount of the loan outstanding is re-valued at each respective balance sheet date if the Company's period ending fair market price per share is below the price per share at which the loan was made. The offsetting entry is made to additional paid in capital.

EMPLOYEE STOCK OPTION PLAN

The Company's shareholders approved the establishment of an Employee Stock Option Plan ("Plan") at a March 2000 special meeting of shareholders. Under the Plan the Company grants stock options at an exercise price that may be determined by the

Board of Directors at the time of issuance, but is generally at the closing price of the stock on the date of the grant or the average closing price of the stock for the 30 calendar days preceding the grant date, whichever is higher. Option vesting schedules are determined by the Board of Directors at the time of issuance, but are generally over one to three years from the date of the grant. Employees must exercise the options within two to six months of terminating their employment with the Company or the options lapse. The Plan authorizes a maximum of 63,333 shares to be issued. At December 31, 2004, there were 16,537 shares available for issuance under the Plan.

DIRECTOR STOCK OPTION PLAN

On October 24, 2000 the members of the Board of Directors, who are employees of the Company, approved the establishment of a Director Stock Option Plan ("Plan") effective October 1, 2000 for outside Directors. The Plan is designed to provide a portion of the outside Director's compensation through stock options. Under the Plan, outside Directors receive 667 non-qualified option shares on the date they join the Board or on the date the plan became effective, in the case of existing outside Directors. In addition, each outside Director receives 333 non-qualified option shares on the last business day in September of each succeeding year for as long as the Director remains on the Board. The option issue price will be the closing price on the grant date, or the closing price on the last trading day preceding the grant date in the event the grant date falls on a weekend or holiday. The options vest on the date of grant and expire after eight years, or six months after the Director ceases to be a member of the Board, whichever occurs first. The Plan is limited so that no more than 8,667 option shares may be outstanding at any one time.

OPTIONS ISSUED TO THIRD PARTIES

While the Company did not grant options to purchase shares of common stock to third parties during 2004 or 2003, options were issued during the year ended December 31, 2002, primarily for services provided to the Company. The Company valued these options using the Black-Scholes option-pricing model. Expense, relating to these options, amounted to $8,550 and was charged to operations in the year they were granted as they vested immediately.

SUMMARY OF STOCK OPTIONS/WARRANTS

The following is a summary of stock and warrant activity:

	NUMBER OF OPTION SHARES	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE
Outstanding at January 1, 2002	76,829	$103.50
Granted	20,407	$40.65
Cancelled/lapsed	(15,563)	79.05
Exercised	(67)	25.35
Outstanding at December 31, 2002	81,606	$95.25
Granted	19,310	$33.90
Cancelled/lapsed	(21,117)	108.30
Exercised	(67)	34.50
Outstanding at December 31, 2003	79,732	$86.85
Granted	7,179	$5.21
Cancelled/lapsed	(33,281)	53.58
Exercised	0	0.00
Outstanding at December 31, 2004	53,630	$91.02

The weighted average fair value of options/warrants granted during the three years ended December 31, 2004, 2003 and 2002 were $3.09, $12.90 and $17.10, respectively. The weighted average fair value is calculated using the Black-Scholes valuation model.

The following is additional information relating to options outstanding as of December 31, 2004:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
EXERCISE PRICE RANGE	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE CONTRACTUAL LIFE (YEARS)	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE
$ 4.35 - $ 33.60	8,083	$15.99	4.05	4,466	$19.56
$39.60 - $ 66.70	12,580	$48.62	3.45	12,580	$48.62
$90.69 - $129.75	15,634	$103.19	3.91	15,634	$103.19
$142.50 -$185.59	17,333	$145.81	3.98	17,333	$145.81

The dilutive effect of stock options has not been included in the loss per share calculation, as the effect would be anti-dilutive.

COMMON STOCK

On January 21, 2003 the members of the Board of Directors adopted the Catuity, Inc. 2003 Executive Director Stock Purchase Plan ("Plan") which became effective upon approval by the Company's shareholders at a March 2003 special meeting of shareholders. Under the Plan, executive directors may elect to purchase shares of the Company's common stock at the closing price of the stock on the last trading day of each month. The plan automatically terminates on the date all shares approved under the Plan have been purchased unless terminated earlier by the Board of Directors. The maximum number of shares that may be purchased under the plan is 6,667 shares.

On November 20, 2002 the members of the Board of Directors approved the establishment of an Executive Stock Purchase Plan ("Plan") for executives of the Company. Under the plan, executive employees could elect to purchase shares of the Company's common stock at the closing price of the stock on the last trading day of each month beginning in December 2002. The maximum number of shares that could be purchased under the plan was 1,667 shares. The Plan terminated in November 2003 in accordance with the plan document.

PREFERRED STOCK

The Company's Certificate of Incorporation authorizes 666,667 shares of preferred stock, with a par value of $0.001 per share, none of which is issued or outstanding. The Board of Directors has the authority to issue the preferred stock in one or more series and to fix rights, preferences, privileges and restrictions, including dividends, and the number of shares constituting any series or the designation of such series, without any further vote or action by the shareholders.

PRIVATE PLACEMENT

In July 2003, the Company concluded a private placement in Australia of 200,000 shares of the Company's common stock to seven accredited investors at a price of $30.00 AUD per share ($19.50 USD based on the foreign exchange rate in effect on the date of the transaction). The price represented an 11% discount to the shares' fair market value on the Australian Stock Exchange (ASX) on the transaction date. The Company issued the shares in two tranches – the first on July 25, 2003 for 41,667 shares (the maximum permitted under ASX listing rules prior to receiving shareholder approval) and the second for 158,333 shares on September 22, 2003 following shareholder approval at a special meeting of shareholders on September 19, 2003. The Company paid a placement fee of 3% of the purchase price to the Placement Agent for both tranches. The second tranche of shares included 13,067 shares sold to Mr. Duncan P.F. Mount, Chairman of the Company. The proceeds from all of the placement shares were added to the Company's general working funds to be used for general operating purposes. The shares were sold without registration under US securities laws pursuant to an exemption from such registration.

At a special meeting of the shareholders on March 26, 2003 the Company's shareholders approved the sale of 6,000 common shares and 2,000 warrant shares to Boom Australia Pty. Ltd. ("Boom"), the family trust of Mr. Duncan P.F. Mount, Chairman of the Company. The aggregate offering price was $337,500 AUD ($189,900 USD), which is net of a 3% placement fee paid to the investor. These shares were sold without registration under US securities laws pursuant to an exemption from such registration. The 2,000 warrant shares expired in November 2004 and had an exercise price of $63 AUD ($33.75 USD).

In November 2002, the Company received net proceeds of $925,000 from the private placement of common stock to accredited professional investors in Australia at a price of $56.25 AUD per share ($31.65 USD based on the foreign exchange rate in effect on the date of the transaction). The price equaled the fair market value of the shares on the Australian Stock Exchange (ASX) on the transaction date. In addition, one warrant share at an exercise price of $63 AUD ($38.55 USD) for every three (3) shares purchased were granted, and expire in November 2004. The exercise price of the warrants represented approximately a 12% premium over the fair market price of the Company's shares on the date of transaction. A placement fee of 3% of the purchase price was paid to each investor. Net proceeds from the placement were $925,000.

NOTE 6. INCOME TAXES

The components of profit/(loss) before income taxes and extraordinary items consisted of the following:

	YEAR ENDED DECEMBER 31		
	2004	**2003**	**2002**
Domestic	($4,251,120)	($1,065,811)	($3,904,994)
Foreign	643,669	470,481	1,135,839
Loss before income taxes and extraordinary item	($3,607,451)	($595,330)	($2,769,155)

There has been no provision for income taxes for any period as the Company has incurred operating losses and provided a full valuation allowance against the tax benefit of those operating losses in the United States. The Company has utilized net operating loss carryforwards to offset operating earnings in Australia. The provision for income taxes at statutory rates is reconciled to the reported provision for income taxes as follows:

	YEAR ENDED DECEMBER 31		
	2004	**2003**	**2002**
Income taxes at statutory tax rate	$ (1,226,533)	$ (202,412)	$ (941,513)
Variable stock compensation	0	12,599	16,009
Utilization of operating loss carryforward	(193,101)	(141,144)	(340,752)
Valuation allowance	1,445,381	362,440	1,327,700
Other	(25,747)	(31,482)	(61,445)
Provision for income taxes	$ --	$ --	$ --

The statutory tax rate was 34% for the years ended December 31, 2004, 2003 and 2002. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	DECEMBER 31	
	2004	**2003**
Deferred tax assets:		
Net operating loss carry-forwards	$ 11,579,661	$ 10,327,480
Other	48,068	136,052
Total deferred tax assets	11,627,729	10,463,532
Valuation allowance	(11,627,729)	(10,463,532)
Total net deferred tax assets	$ --	$ --

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully reserved by a valuation allowance.

As of December 31, 2004, the Company had operating loss carry-forwards of $20,000,000 expiring in various amounts from 2020 through 2024 in the United States and $15,900,000 in Australia. Utilization of the net operating loss carry-forwards in Australia are subject to either the continuity of ownership test or the continuation of same business test at the time the losses are utilized in accordance with Subdivision 165 and Subdivision 166 of the Australian Income Tax Assessment Act of 1997. Utilization of the net operating loss carry-forwards in the United States are subject to limits due to continuity of ownership tests under Section 382 of the Internal Revenue Service Code.

NOTE 7. DEFINED CONTRIBUTION PLANS

On behalf of its Australian employees, the Company contributes a government mandated percentage of each employees' gross salary to a defined contribution plan. The prescribed charge percentage was 9% for the three years ended December 31, 2004, 2003 and 2002. The Company's contributions were $96,111, $132,321, and $115,001 for the three years ended December 31, 2004, 2003 and 2002 respectively.

There is a 401-K plan available for employees in the U.S. The Company has not made matching contributions to the 401-K plan to date.

NOTE 8. RESTRICTED CASH

The Company was and continues to be the trustee of a bank account related to the use of its Transcard software product that was discontinued in August 2001. When consumers transferred funds to their cards, the funds were deposited into this trust account. The funds were debited from the account electronically and paid to merchants when transaction information relating to cardholder usage was downloaded from merchants through a central host processing system. The Company is not entitled to the funds other than in specified circumstances such as when cards are inactive or expired. Consequently, an amount corresponding to the trust account balance is recorded as a current liability. The trust account had an ending balance of $91,722 and $95,586 at December 31, 2004 and 2003, respectively.

On August 31, 2001, in accordance with an agreement between the Company and Westbus Pty Limited, the Transcard system was discontinued. As of that date, no additional cards were issued and consumers could no longer use their cards to purchase goods or services. The Company is serving as the administrator to refund all requested prepaid balances remaining on consumers' cards as of the date the system was discontinued.

In addition, the Company had restricted cash of $24,290, and $23,424 as of December 31, 2004 and 2003, respectively, related to an amount held as security for an operating lease.

NOTE 9. SUBSEQUENT EVENTS

On March 17, 2005, the Company announced an agreement to purchase all of the outstanding shares of Loyalty Magic Pty. Ltd., an Australian company located in Melbourne for A$5.5 million ($4.35 million USD based on the foreign exchange rate in effect on the day before the signing of the agreement). This represents a significant step in the Company's turnaround plan toward profitability. Loyalty Magic was both cashflow positive and profitable in its fiscal year ended June 30, 2004 and expects continued growth in 2005 and beyond. Of the A$5.5 million purchase price, which excludes acquisition related costs, 35% will be issued in new Catuity shares with the remainder to be paid in cash. Loyalty Magic's management team and A&B Venture Fund Company Pty Ltd. will hold the majority of the shares. Catuity will undertake a capital raising, anticipated to be approximately A$6 million, in order to pay the cash portion of the transaction and to provide increased working capital. The combined company will have a 40-person team serving existing customers in Australia, New Zealand, and North America. The acquisition of Loyalty Magic and associated capital raise, which is subject to shareholder approval, is expected to close following Catuity's Annual Shareholder Meeting in late May 2005.

NOTE 10. OPERATIONS BY INDUSTRY SEGMENT AND GEOGRAPHIC AREA

As of December 31, 2004, the Company conducts all of its business in a single segment, providing loyalty technology and related services to retailers and their processor partners. For the year ended December 31, 2004, one U.S. customer represented 75% of net revenue while two U.S. customers each represented 11% of net revenue.

Two U.S. customers represented 85% and 14% of net revenue for the year ended December 31, 2003. The same two customers represented 80% and 16% of net revenue for the year ended December 31, 2002.

The following table shows net revenues and long-lived assets by geographic area.

	2004		2003		2002	
	Long-Lived Assets	Net Revenues	Long-Lived Assets	Net Revenues	Long-Lived Assets	Net Revenues
U.S	$ 81,101	$ 759,112	$ 88,789	$4,982,388	$ 98,402	$2,971,674
Australia	81,679	--	134,677	--	102,015	--
Total	$ 162,780	$ 759,112	$ 223,466	$4,982,388	$ 200,417	$2,971,674

NOTE 11. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	Three Months Ended			
	March 31 2004	June 30 2004	September 30 2004	December 31 2004
Net revenues	$478,536	$135,279	$104,303	$40,994
Total direct cost of revenue	238,821	75,292	67,621	18,492
Gross Margin	$239,715	$59,987	$36,682	$22,502
Total operating expenses	874,270	1,222,782	1,183,755	782,307
Operating loss	(634,555)	(1,162,795)	(1,147,073)	(759,805)
Total other income	30,914	23,291	19,614	22,958
Net loss	$(603,641)	($1,139,504)	($1,127,459)	($736,847)
Net loss per share-basic & diluted	($0.78)	($1.47)	($1.45)	($0.95)

	March 31 2003	June 30 2003	September 30 2003	December 31 2003
Net revenues	$1,475,167	$1,666,009	$1,117,493	$723,719
Total direct cost of revenue	335,924	601,958	671,094	414,088
Gross Margin	$1,139,243	$1,064,051	$446,399	$309,631
Total operating costs and expenses (1)	852,240	1,089,418	822,335	873,375
Operating income/ (loss)	287,003	(25,367)	(375,936)	(563,744)
Total other income	17,687	10,602	15,371	39,054
Net income/(loss)	$304,690	($14,765)	($360,565)	($524,690
Net income/(loss) per share-basic & diluted	$0.54	($0.03)	($0.58)	($0.68)

(1) Includes non-cash variable stock compensation expense/(credit) of ($39,702), ($918), and ($1,376), in the three month periods ended June 30, September 30, and December 31, 2003 respectively. There was no non-cash variable stock compensation expense/(credit) recognized in the quarter ended March 31, 2003

NOTE 12. MANAGEMENT'S PLANS (UNAUDITED)

In early 2004, management determined it was necessary to substantially revise its corporate strategy away from the smart card market and began work on a new strategic plan. Prior to the Target Corporation decision to discontinue issuing smart cards, the Company had focused its efforts on licensing its smart card based loyalty software to large retailers in North America. From its strategic planning efforts, the Company determined that its business focus should be on providing a hosted or customized software solution for tier two chain retailers (and their partners) and on providing services to retailers, merchant service providers, and POS equipment manufacturers for their needs at the point of sale. As a result, the Company's market focus is on tier two retailers with approximately 50 to 250 stores, and in particular, pharmacy chains, home improvement, auto services and other chain retailers looking to improve customer retention, add new customers, and increase each customer's average spend amount.

The Company also determined that it needed to become active in the mergers and acquisitions market as a means to provide growth in as short a period of time as possible. As a result, in the middle of 2004, the Company began an active effort to identify companies that

would represent an appropriate business fit with Catuity's business, provide positive cash-flow, and profits from their operations. (See Note 9 on page 33 for more information on current acquisition activity.)

Corporate Governance

As a company listed on both Nasdaq and the Australian Stock Exchange ("ASX"), Catuity must comply with the listing rules of both markets as well as all Securities and Exchange Commission ("SEC") rules. The Company aims to meet the requirements and best practice guidelines issued by the SEC, Nasdaq and ASX. In response to the changing requirements regarding transparency of Corporate Governance policies and procedures in both the United States and Australia, the Company has revised its existing policies, adopted new policies and procedures as needed, and added a Corporate Governance section to its web site

Board and Its Committees

The Board of Directors of Catuity consists of five directors, including one executive director. Three directors are residents in the U.S. and two in Australia. The Board is responsible for guiding and monitoring the Company on behalf of the shareholders by whom they are elected and to whom they are accountable. The Directors ordinarily meet on a monthly basis.

Name	Age	Position(s)
Duncan P.F. Mount	57	Director and Chairman (1),(2)
Alfred H. (John) Racine III	40	Director, President and Chief Executive Officer
Alexander S. Dawson	61	Director (1), (2)
Alan L. Gilman	61	Director (1), (2)
Clifford W. Chapman Jr.	36	Director

(1) Member, Audit Committee
(2) Member, Compensation Committee

Duncan P.F. Mount is currently our non-employee Chairman. He has served as our Chairman since May 2003 and as a non-employee Director of Catuity from December 1999 to May 2003, and as a non-employee Director of Chip Application Technologies Limited, our wholly owned subsidiary, from March 1999 to December 1999. From October 1996 to September 1999, he was the Asian adviser to CEF.TAL Investment Management Limited, a Hong Kong based joint venture between the Canadian Imperial Bank of Commerce, Cheung Kong Holdings Limited and TAL Investment Counsel. He spent 17 years in Hong Kong as the Managing Director of Gartmore Investment Management Limited, from May 1980 to October 1988, and as managing director of CEF Investment Management Limited from May 1988 to October 1996, entities which are fund management and investment companies. From October 1996 to December 1998, he was Managing Director of CEF.TAL Australia Limited. He holds a Bachelor and Master of Arts degree in Economics and Law (Hons) from Cambridge University.

Alfred H.(John) Racine III is currently serving a one year term as our President and Chief Executive Officer and as a member of the Board of Directors. He began his term with Catuity on September 27, 2004. From 1997 to September 2004, Mr. Racine was the founding partner of Altamont Partners, a Charlottesville, VA based strategy and merger advisory firm specializing in payments companies. From 1995 to 1997, he was a principal at SNL Financial, a merger and financial analytics provider for the financial service industry, which is also located in Charlottesville. Prior to SNL, he spent five years in a variety of operational and strategic roles in the financial service division of Thomson Financial. These roles ranged from senior editor of American Banker to heading strategic, marketing and product development. Mr. Racine began his career as a prize-winning journalist. He studied journalism and political science at Southern Illinois University at Carbondale.

Alexander S. Dawson is currently one of our non-employee Directors. He served as the Chairman of Chip Application Technologies Limited, our wholly owned subsidiary, from November 1992 to December 1999. From April 1987 to January 1991, he was Chief Executive Officer of Arnotts Ltd., Australia's largest biscuit and snack food manufacturing company. From January 1988 to December 1990, he was a member of the Business Council of Australia. He served as Chairman of United Distillers (Australasia) Limited from August 1994 to March 1996. He has a Bachelor of Commerce degree from the University of New South Wales, a Master of Business Administration from Columbia University and is a Fellow of the Institute of Chartered Accountants in Australia.

Alan L. Gilman is currently one of our non-employee Directors. He joined the Board of Directors, following his retirement from Arthur Andersen LLP, on July 1, 2000 and serves as chairman of the Audit and Compensation Committees of the Board. Previously

Mr. Gilman spent over 20 years with Arthur Andersen LLP specializing in the retail industry. From September 1992 to August 1999 he served as the managing partner of Senn-Delaney, a unit of Arthur Andersen specializing in the retail industry. In addition to his role with Senn-Delaney, he held worldwide leadership responsibility for Arthur Andersen's retail industry and consumer products activities. Prior to September 1992, he was an Audit Partner at Arthur Andersen focusing primarily on retail, distribution and advertising. Mr. Gilman holds a bachelor's degree in accounting from Wayne State University and is a Certified Public Accountant.

Clifford W. Chapman Jr. joined our Board in September 2004 as one of our non-employee Directors. From 2002 to 2004, he was CEO of mindSHIFT Technologies, a managed services provider focused on IT outsourcing for small and medium enterprises. From 1998 to 2000, he was the V.P. of Business Integration for AppNet, a full service internet professional service and managed company. In 1995, he co-founded NMP a full service consulting business and managed hosting company. He holds an MBA from Columbia Business School and a Bachelor of Science in Computer Engineering from Lehigh University.

In determining the independence of Board members, the Board has adopted the definition of independence pursuant to The Nasdaq Stock Market Inc. Marketplace Rule 4200(a)(15) as well as other factors that will contribute to effective oversight and decision-making by the Board. The Board adopted a Charter of the Board of Directors and the Principal Duties of the Chairman of the Board in April 2004.

During 2004, non-employee directors other than Clifford W. Chapman Jr. received a $10,000 annual retainer fee, paid in quarterly payments of $2,500 following each calendar quarter, for serving on the Board. The Chairman of the Board receives an additional $10,000 per year for serving as Chairman. Each director receives $12,000 in fees for attendance at Board meetings, so long as the Director attends at least 75% of the meetings held during the year. Fees of $7,500 per year are paid to the Chairperson of the Audit Committee and $5,000 per year to Board members serving as audit committee members. The Chairperson of the Compensation Committee receives $5,000 per year and members of the committee receive $2,000 per year. Under the Director Stock Option Plan, upon the date a person first becomes a member of the Board, the director automatically receives stock options to acquire 667 Catuity shares. In addition, on the last business day of September of every year, the Chairman receives 417 stock options and each director then in office receives 333 stock options. The exercise price per share of any option granted is the fair market value on the date of grant and the option shares are fully vested on the date of grant. The Company believes that its Director Stock Option Plan, as approved by shareholders, is beneficial because it helps to align the independent director's interests with those of its shareholders.

The Audit Committee assists the Board in monitoring the integrity of the Company's financial statements, the independent accountant's qualifications and independence, the performance of the independent accountants and compliance by the Company with legal and regulatory requirements. It appoints the independent auditor and is also responsible for oversight of the annual report required by the rules of the Securities and Exchange Commission. The Audit Committee is composed of three individuals, Messrs. Gilman (the Chairman), Mount and Dawson, each of whom is independent as that term is defined in section 10A(m)(3) of the Exchange Act and Nasdaq Marketplace rule 4200(a)(15). The Board of Directors has determined that Mr. Gilman, formerly a partner with Arthur Andersen LLP is an audit committee financial expert as defined in Item 401(h) of Regulation S-K and Section 407 of the Sarbanes-Oxley Act of 2002. In addition, the Board of Directors has determined that both Mr. Dawson and Mr. Mount have significant experience in reviewing, understanding and evaluating financial statements and are financially literate. The Audit Committee held four meetings during 2004. Messrs. Gilman and Dawson attended all four meetings held. Mr. Mount was absent from one of the four meetings. The members of the Audit Committee have reviewed the Audit Committee Charter and adopted changes in April 2004 to ensure compliance with new corporate governance rules. A copy of the revised Audit Committee charter is available at www.catuity.com.

The Compensation Committee was established by the Board in 2001 and a Compensation Charter was adopted in April 2004. The Committee must consist of at least two independent directors. Its responsibilities are to review the performance of the Company's management in achieving corporate goals and objectives and to ensure that senior executives are compensated in a manner consistent with the strategy of the Company, competitive practice, and the requirements of all appropriate regulatory bodies. Executive officers do not participate in discussions or decisions about their own compensation level or changes in it. In recommending and determining compensation, the committee considers independent studies of comparable remuneration packages. This Committee currently consists of Messrs. Gilman, Mount and Dawson with Mr. Gilman serving as Chairman. The Compensation Committee held 3 meetings during 2004, all of which were attended by each member. A copy of the Compensation Committee charter is available at www.catuity.com.

The Company operates in the competitive and rapidly changing high technology industry. The Committee believes that the compensation programs for the executive officers should be designed to attract, motivate and retain talented executives responsible for the success of the Company, should be determined within a competitive framework and be based on individual contribution, customer

satisfaction and financial performance relative to that of the technology industry. Within this philosophy, the Committee's objectives are to:

•Offer a total compensation program that takes into consideration the compensation practices of companies in the markets that the Company competes for executive talent.

•Provide annual variable incentive awards that take into account the Company's overall financial performance in terms of designated corporate objectives.

•Align the financial interests of executive officers with those of shareholders by providing equity-based, long-term incentives.

The three major components of the Company's executive officer compensation in 2004 were: (i) base salary, (ii) variable incentive awards, and (iii) long-term, equity-based incentive awards.

Base Salary. The base salary of each executive officer is determined at levels considered appropriate, given available information for comparable positions at other companies. The Company's objective is to provide base salary levels that are competitive with salaries offered at other companies in the markets where the Company competes for talent

Variable Incentive Awards. The Company has adopted an incentive award program to provide a portion of the annual compensation of each executive officer in variable incentive awards. Performance based bonuses may be awarded, at the discretion of the Board, to an executive officer when his/her performance, as measured against specific objectives, is meritorious.

Long-Term, Equity-Based Incentive Awards. The goal of the Company's long-term, equity-based incentive awards is to align the interests of the executive officers with shareholders and to provide each executive officer with a significant incentive to manage the Company from the perspective of an owner with an equity stake in the business through the award of options. The Committee determines the size of long-term, equity based incentives according to each executive's position within the Company and sets a level it considers appropriate to create a meaningful opportunity for stock ownership. In addition, the Committee takes into consideration an individual's recent performance, his or her potential for future responsibility and promotion, and the number of vested options held by each individual at the time of the new grant. The relevant weight given to each of these factors varies among individuals at the Committee's discretion.

Mr. Racine's employment agreement to serve as President and CEO is for one year and may be extended by mutual written agreement between Mr. Racine and the Board of Directors. The agreement may be terminated by either Mr. Racine or the Company upon 30 days written notice, with no further obligations. Pursuant to the agreement, Mr. Racine was granted option shares of Catuity common stock subject to shareholder approval. Details of Mr. Racine's compensation are included in the Company's Notice of Meeting and Proxy statement.

The Company entered into a five-year employment agreement with our Chief Financial Officer, John Lowry, dated April 18, 2000, as amended effective January 1, 2003. Under the agreement, Mr. Lowry's compensation consists of a base salary, a performance bonus, based on the Company achieving a certain annual revenue and income targets, and stock options. Details of Mr. Lowry's compensation are included in the Company's Notice of Meeting and Proxy statement.

During 2004 there was no Nomination and Governance Committee. Rather the Nomination and Governance functions, which include selecting qualified individuals for approval by shareholders to serve as members of the Board and developing a set of corporate governance principles applicable to the Company, were carried out by the independent members of the Board as part of their Board responsibilities. In lieu of establishing a Nomination and Governance Committee in 2004, the independent directors passed a resolution adopting the following policy in order to meet the nomination and governance requirements of Nasdaq, the SEC, and the ASX:

The independent directors of the Board shall identify and evaluate qualified candidates for Board membership and recommend them to the full Board as needed. The independent directors shall determine the appropriate size and composition of the Board and its Committees, shall annually review the performance of the Board as a whole, its Committees, individual directors and the CEO, and make recommendations to the full Board for the improvement of such performance. The independent directors shall consider and evaluate all director candidates equally regardless of who recommends them. The independent directors shall utilize the following criteria in evaluating any candidate's capabilities to serve as a member of the Board: attendance, independence, time commitments, conflicts of interest, ability to contribute to the oversight and governance of the Company and experience with businesses of similar size and scope as Catuity. Further, the independent directors shall review the qualifications of

candidates considering those of current directors to determine coverage and gaps in experience in related industries and in functional expertise. The independent directors may identify candidates from persons known to them, from shareholder recommendations, and, if deemed appropriate, may engage third party recruiting professionals to identify potential candidates. The Company shall disclose the name of the source that recommended each new nominee and shall disclose if a third party received compensation related to identifying and evaluating candidates

Performance Enhancement

As a routine practice, Board members are provided with a meeting agenda and briefing materials prior to each meeting. In addition, individual members have access to both the Company Secretary and independent professional advice at the Company's expense. The Board has not yet finalised a policy and procedure for evaluating the performance, on an annual basis of the Board as a whole, its committees, and each Board member.

Ethics and Codes of Conduct

To ensure that the highest level of shareholder confidence could be placed on its financial reporting, Catuity adopted a Code of Ethics for senior financial personnel during 2002. The terms of this Code were expanded in April 2004. In addition, the Company expanded and adopted a revised business and employee code of conduct in April 2004. The Company has also expanded and adopted its Insider Trading Policy, which restricts the circumstances under which all directors, officers and employees may trade the company's stock or that of its trading partners.

Risk Management

Due to the small size of the Company, it does not have a separate internal audit function. The Audit Committee oversees the accounting and reporting processes of the Company and the audits of the Company's financial statements. The annual financial reports are audited, and each of the quarterly financial reports are reviewed, by the Company's independent accountants. The Company's CEO and CFO review, assess, and certify the Company's internal controls on a quarterly basis. In addition, the Company requires each of its senior financial personnel and each of its executives to certify, based on their knowledge, the integrity of the financial reports

Market Disclosure and Communication With Shareholders

The Company is committed to maintaining a level of disclosure that meets the highest standards and ensuring that investors have equal access to information. Public releases and filings must be authorized by either our CEO or CFO and must be reviewed by our Board of Directors. Our disclosure procedures are based on compliance with ASX continuous disclosure requirements and U.S. Securities and Exchange Commission and Nasdaq requirements.

Any shareholder wishing to communicate with the Company's Board of Directors should send its communication care of the Secretary of the Company at Catuity Inc. 2711 E. Jefferson Avenue Detroit, Michigan 48207 or to Suite 37 (Level 2), 89-97 Jones St., Ultimo NSW 2007 Australia. Catuity promptly posts all Announcements and Filings lodged with the SEC and ASX and its press releases on its web site. The web site also contains a facility for shareholders to register to receive email notifications of the above announcements and filings.

Independent Public Accountants

BDO Seidman LLP was named the Company's auditors on November 4, 2004 and performed the third quarter financial review and fiscal 2004 audit. Representatives from BDO Seidman LLP are expected to be present, via telephone, at the Annual Meeting of Shareholders and will be given an opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions.

Corporate Governance Documents

Catuity has adopted the following as part of its overall Corporate Governance program. Each document is available for review on Catuity's website at www.catuity.com.

- Corporate Governance Policies and Principles
- Charter of the Board of Directors
- Principal Duties of Chairman of the Board of Directors
- Insider Trading Policy
- Audit Committee Charter

- Compensation Committee Charter
- Code of Ethics for Senior Financial Personnel
- Business and Employee Code of Conduct

Market for Catuity's Shares and Supplemental Shareholder Information

Catuity ("CTTY") has been listed on the Nasdaq Small Cap Market since December 1, 2000. Chip Application Technologies (then named Card Technologies Australia) was listed on the Australian Stock Exchange ("ASX") under the trading symbol "CAT" from July 11, 1997 to November 22, 1999. On November 23, 1999, upon Catuity's acquisition of Chip Application Technologies, we replaced Chip Application Technologies as the listed entity on the ASX under the same trading symbol. We continue to be traded on the ASX.

Our high and low sales prices on the ASX and NASDAQ for each quarter within the last two fiscal years are shown below, both in Australian dollars and in U.S. dollars. A reverse stock split was effected in November 2004, all prices below have been adjusted to show the retroactive effect of the reverse stock split.

Quarterly Prices per Share

Period	High (Australian $)	Low (Australian $)	High (United States $)	Low (United States $)
2004				
First Quarter	$ 42.00	$ 12.30	$ 42.00	$10.65
Second Quarter	$ 16.50	$ 6.45	$ 17.25	$ 4.50
Third Quarter	$ 10.65	$ 5.10	$ 6.75	$ 3.30
Fourth Quarter	$ 6.00	$ 4.36	$ 9.10	$ 3.30
2003				
First Quarter	$ 60.00	$ 45.75	$ 36.00	$26.25
Second Quarter	$ 53.25	$ 32.25	$ 34.50	$21.00
Third Quarter	$ 88.50	$ 32.25	$ 52.50	$20.10
Fourth Quarter	$ 42.00	$ 30.45	$ 29.55	$23.25

As of April 12, 2005 there were approximately 2,997 shareholders of record of our common stock as reported to us by Computershare Investor Services, our transfer agent. To date, we have not paid any dividends on our common stock.

Stockholder Information

The voting rights attaching to the shares of common stock are set out in Article I Section 6 of the Company's Bylaws:

Subject to these Bylaws and to any rights or restrictions attaching to any class of shares of common stock:

(a) each stockholder is entitled to record a vote;

(b) subject to Article I, Section 6, on a show of hands or a Poll, each stockholder has one vote for each share of stock having voting rights;

(c) the vote of each stockholder is recorded:

a. in person or by proxy for certificated holders; or

b. by completing a CDI Voting Instruction Form for Australian holders of Chess Depository Interests.

Securities Issued

As of April 12, 2005 the Company had issued the following securities:

Shares of Common Stock	778,184
Options as listed below	130,257 (1)

(1) Includes 77,914 options that are conditional on shareholder approval.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of *outstanding options*	Weighted-average exercise price of *outstanding options*	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected *in column* (a)
	(a)	(b)	(c)
Equity compensation plans approved by security holders	53,630	$91.02	18,370
Equity compensation plans not approved by security holders (1)	77,914	$ 4.20	0

(1) The granting of these options is conditional upon approval by the Company's shareholders at the 2005 annual meeting.

Distribution of Stockholders (1) (as of April 12, 2004)

Category	Number of Shareholders	Number of Optionholders
1-1000	2,519	6
1,001-5,000	56	8
5,001-10,000	5	2
10,001-100,000	3	2
100,001- and over	1	--
Holders of less than a marketable parcel (2)	1,896	--

(1) Does not include US Stockholders
(2) There was no trading in Catuity shares on the ASX on April 12, 2005, therefore, the 1,896 holders of less than a marketable parcel is for April 8, 2005.

Substantial Shareholders (as of April 12, 2005)

As of April 12, 2005 the following individuals were recorded as substantial shareholders in the Company's Register of Substantial Shareholders:

Substantial Shareholder	Number of Shares	% Holding
Acorn Capital	108,846	14%
Duncan P.F. Mount	46,666	6%

Stock Options Listed by Expiration Date (as of April 12, 2005)

Option Expiration Date	Number of Options	Exercise Price	(USD)-U.S. dollar (AUD)-Australian dollar
06/30/2005	435	51.00	USD
06/30/2005	1,532	85.05	AUD
06/30/2006	600	23.10	USD
06/30/2006	1,367	35.55	AUD
06/30/2006	200	61.65	USD
06/30/2006	1,413	120.90	AUD
06/30/2007	931	6.60	USD
06/30/2007	1,364	7.20	AUD
10/01/2008	668	129.75	USD
10/01/2008	1,335	237.90	AUD
12/31/2008	6,667	39.60	USD
12/31/2008	1,667	57.60	USD
12/31/2008	6,666	115.20	USD
12/31/2008	16,000	142.50	USD
06/01/2009	6,667	116.25	AUD
09/23/2009	77,914 (1)	4.20	USD
09/28/2009	333	45.00	USD
09/28/2009	666	85.50	AUD
09/30/2010	333	33.60	USD
09/30/2010	666	54.90	AUD
09/30/2011	333	27.75	USD
09/30/2011	750	42.00	AUD
09/30/2012	667	4.05	USD
09/30/2012	333	4.35	USD
09/30/2012	750	5.70	AUD
Total	130,257		

(1) Includes 77,914 options that are conditional on shareholder approval.

Note: (1) All options are unlisted and are not quoted on either Nasdaq or ASX.
(2) As of April 12, 2005 there were 18 optionholders of record.

20 Largest Shareholders (as of April 12, 2005)

Name	Number of Shares	% of Issued Capital
Acorn Capital	108,846	14.00
D. Mount	46,666	6.00
National Nominees	36,189	4.65
D. Mac Smith	15,427	1.98
A.S. Dawson	15,000	1.93
Sail Ahead Pty Ltd.	11,287	1.45
Visa U.S.A.	9,447	1.21
Charmhall Pty Ltd	8,007	1.03
J.R. Lowe	7,500	0.96
A. Masliansky	6,800	0.87
Arenya Investments Pty Ltd	6,666	0.86
M. Berger	6,400	0.82
Knight Equity Markets L.P.	5,224	0.67
Merrill Lynch (Australia) Nominees	5,189	0.67
A.S. Bathawab	5,000	0.64
A. Beyer	4,500	0.58
R. P. Schuitema	4,006	0.51
A. Westgaard	4,000	0.51
Metor Finance	3,999	0.51
Keytrade Bank	3,935	0.51
Total Shares of Common Stock held by the above shareholders as of April 12, 2005	314,088	40.36

The above shareholder information is based on information known by the Company, the Australian share register, and individual or corporate holdings known from the U.S. share register.

20 Largest Option-Holders (as of April 12, 2005)

Name	Number of Options	% of Options Issued
J. Racine	77,914 (1)	59.82
M. Howe	21,267	16.33
J. Lowry	8,333	6.40
D. Mac Smith	6,667	5.12
D. Mount	2,167	1.66
A.S. Dawson	2,000	1.54
A. Gilman	2,000	1.54
J. Gordon	1,433	1.10
J. Chappell	1,133	0.87
J. Otaegui	1,133	0.87
T. Szyszko	1,100	0.84
L. Kosecki	1,020	0.78
G. Elliott	957	0.73
L. Schweichler	770	0.59
D. Schincariol	733	0.56
C. Chapman	667	0.51
A. Peckenpaugh	630	0.48
D. Gonzales	333	0.26
Total Options	130,257	100.00

Selected Financial Data

FOR YEARS ENDED DECEMBER 31
(IN THOUSANDS EXCEPT PER SHARE DATA)

	2004	2003	2002	2001	2000
INCOME STATEMENT DATA:					
Net Revenues	$759	$4,982	$2,972	$1,616	$751
Operating Loss(1)	(3,704)	(678)	(2,829)	(4,119)	(3,883)
Net Loss	(3,607)	(595)	(2,769)	(3,875)	(3,811)
Net Loss per share-basic & diluted	($4.64)	($0.92)	($5.12)	($7.34)	($8.14)

DECEMBER 31

	2004	2003 (2)	2002 (3)	2001	2000 (4)
BALANCE SHEET DATA:					
Total Assets	$3,003	$6,773	$4,592	$5,870	$9,500
Total Shareholders' Equity	$2,356	$5,943	$1,998	$3,857	$8,194

(1) Includes variable stock compensation of ($41,996) in 2003, ($53,363) in 2002, ($973,350) in 2001 and ($716,192) in 2000.
(2) Includes private placements totaling 205,999 shares of common stock which raised $4,085,430 in net cash proceeds.
(3) Includes a private placement of 30,244 shares of common stock which raised $925,000 in net cash proceeds.
(4) Includes a private placement of 47,333 shares of common stock which raised $6,245,000 in net cash proceeds.

Directors and Officers

Board of Directors

Duncan P.F. Mount, Chairman
Former Managing Director,
Gartmore Investment Management Ltd.
Former Managing Director,
CEF Investment Management Ltd.

Alfred H. (John) Racine III
CEO & President

Alexander S. Dawson
Former CEO, Arnotts Ltd.

Alan L. Gilman
Retired Partner, Arthur Anderson, LLP

Clifford W. Chapman Jr.
Former CEO, mindSHIFT Technologies

Officers

Alfred H. (John) Racine III
CEO & President

John H. Lowry III
Vice President, Chief Financial Officer
Treasurer and Secretary

Australian Office and Registered Office

Catuity Inc.
Suite 37, Level 2
89-97 Jones Street
Ultimo NSW 2007 Australia
Tel. +61 2 8080 8332
Fax. +61 2 8080 8332
Email shareholders@catuity.com
Web site www.catuity.com

Corporate Office

Catuity Inc.
2711 E. Jefferson Avenue
Detroit MI 48207 USA
Tel. +1 313-567-4348
Fax. +1 313-567-4734

Other Information

Australian Share Registry
Computershare Registry Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000 Australia
Tel: 1300 850 505

U.S. Transfer Agent

Computershare Investor Services, LLC
311 West Monroe Street
Chicago IL 60604 USA
Tel. 312-588-4991

Stock Listings

Shares trade on The Nasdaq Small Cap Market under the symbol CTTY and on the Australian Stock Exchange under the symbol CAT

Independent Accountants

BDO Seidman LLP
Suite 1900, 755 West Big Beaver
Troy MI 48084 USA

Legal Counsel

Jaffe Raitt Heuer & Weiss, P.C.
One Woodward Avenue, Suite 2400
Detroit MI 48226 USA

Arnold Bloch Leibler
Level 21
333 Collins Street
Melbourne VIC 3000 Australia

Forward-Looking Statement

In conjunction with the provisions of the "Safe Harbor" section of the Private Securities Litigation Reform Act of 1995, the annual report may contain forward-looking statements pertaining to future anticipated projected plans, performance and developments, as well as other statements relating to future operations. All such forward-looking statements are necessarily only estimates of future results and there can be no assurance that actual results will not materially differ from expectations. Further information on potential factors that could affect Catuity Inc. is included in the Company's Form 10K, which is filed with the U.S. Securities and Exchange Commission and is available from the company upon request.

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